02037309

PE 4-30-02

RECD S.E.C.
MAY 2 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000
(Address of principal executive offices)

PROCESSED
MAY 2 4 2002
THOMSON FINANCIAL

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.........   Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....   No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:
Name: Peter R Wetzig
Title General Manager - Commercial
and Company Secretary

Date: 22 May 2002

METAL STORM LIMITED ANNUAL REPORT 2001
ACN 064 270 006

2001

Metal Storm's debut on Nasdaq consolidates our increasing strategic involvement in the US.



MTSX
Metal Storm Limited
Nasdaq Listed
December 12, 2001
NASDAQ

On the first day more than 625,000 ADRs (equivalent to more than 12,500,000 shares listed on the ASX) were traded.

METAL STORM LIMITED

Metal Storm Limited is an international electronic ballistics technology company with offices in Australia and the US. The company owns the proprietary rights to revolutionary 100% electronic ballistics technology which is being developed in collaboration with US and Australian defence agencies, and some of the world's leading scientific research organisations.

Metal Storm technology, which represents a quantum leap from conventional ballistics systems, achieves unprecedented firing rates from conventional rates to ultra-rapid fire, and offers highly strategic application across a broad range of defence and commercial end uses.

Metal Storm's overriding goal is to expedite the commercialisation of its technology, with a specific focus on several highly prospective civil and military applications. Over $100 million in collaborative R&D programs are currently being conducted by Australian and US defence agencies. Among the applications being developed world-wide are:

- an advanced area denial and anti-personnel minefield system
- a totally personalised, 100% electronic "smart gun" for specialist police and military applications
- an advanced individual combat weapon (AICW)
- evaluation of high-energy, high pressure applications of the technology for uses such as a long range advanced sniper rifle for military and law enforcement personnel
- a commercial 'mortar box' application for precision fireworks, firefighting, agricultural and mineral exploration systems

The Board has placed the highest priority on safeguarding the vast intellectual property value of the company's technology by seeking patent protection both in Australia and in likely overseas markets.

Metal Storm listed on the Australian Stock Exchange in mid-1999, and to meet increasing US investor demand for its securities successfully listed on the Nasdaq Small Cap Market in December 2001. At the close of 2001 the company was capitalised at $614,000,000 ($434 million in 2000) and had over 6,900 shareholders (5,745 in 2000) located in Australia, US and other countries. The major shareholder is James Michael (Mike) O'Dwyer, the company's CEO and Managing Director, and inventor of the technology.

ANNUAL GENERAL MEETING

The Annual General Meeting of Metal Storm Limited will be held in the Rialto Room 3, Le Meridien at Rialto, 495 Collins Street, Melbourne, on Monday, 29 April 2002 at 11.00 am. The business of the meeting is outlined in the formal Notice of Meeting and Proxy Form which are enclosed with this report.

CONTENTS

THE TECHNOLOGY

Metal Storm owns the proprietary rights to revolutionary 100% electronic ballistics technology, which has taken over 20 years to develop. The technology is the world's only known electronic ballistics system, representing a quantum leap over traditional mechanical operations which in essence have remained unchanged since the mid-nineteenth century. Because the technology is based around a 100% electronic system, it drastically reduces the range of mechanical steps required to load, fire, eject and reload weapons. Effectively, the only moving parts in Metal Storm's technology are the projectiles contained within the barrels.

"The technology has the capability to fi lethal warheads (either kinetic or ex chemically active substances and spec communication devices"

The underlying principle of the technology involves multiple projectiles stacked in a barrel, each separated by a propellant load with the leading propellant used to discharge the projectile or bullet.

The technology allows each bullet to be fired sequentially from the barrel. Metal Storm's technology transforms these fully-loaded barrel tubes into what are essentially self-contained firing platforms, without the traditional ammunition feed or ejection system, breech opening or any moving parts.

Metal Storm barrels can be effectively grouped in any configuration to meet a diversity of military and commercial applications, and has fired to date a range of different calibres from 9mm to 60mm. The technology has the capability to fire a wide variety of projectiles including lethal warheads (either kinetic or explosive), less-than-lethal elements, chemically active substances and specialised projectiles such as sensors or communication devices. Through its unique capabilities and totally electronic firing system, the technology affords significant advantages over conventional mechanical systems, including:

- unprecedented firing rates, infinitely variable up to a million rounds per minute
- the ability, through embedded electronics, to restrict firing capability to authorised users only
- grouping of multiple calibres and optional lethality fire loads in a single weapon
- reducing manpower exposure to conflict zones through providing a remote firing capability for land-based, airborne or robotic weapons systems
- lower maintenance of weapons systems and greatly enhanced in-field reliability due to its solid state design and absence of moving parts

STRATEGIC ALLIANCE PARTNERS



Photo: Defence-Australia

re a wide variety of projectiles including
plosive), less-than-lethal elements,
ialised projectiles such as sensors or

Major defence, technology and scientific organisations involved directly in Metal Storm-related development projects during 2001 were:

- **Science Applications International Corporation (SAIC)** - the largest employee-owned high technology company in the US with annual revenues of over US$4.7 billion.
- **Defense Advanced Research Projects Agency (DARPA)** - the US Department of Defense's primary developer of defence-related technology, which has played an instrumental role in projects including the Internet, M16 Assault Rifle, Tomahawk Cruise Missile and the JSTARS radar.
- **Defence Science and Technology Organisation (DSTO)** - the primary research and development arm of the Australian Department of Defence. DSTO's experts advise on science and technology applications to meet Australia's defence and security needs, investigate the use of future technologies for defence applications and develop new defence capabilities.
- **Alliant Techsystems** - a leading supplier of aerospace and defence technologies to the US and its allies, with over 50 years experience in developing and producing military weapons systems, and an acknowledged world specialist in the areas of propellants and ammunition design/production.
- **Customer Analytical Engineering Systems (CAES)** - an acknowledged international leader in composite weapons engineering and projectile design and development.

2001 HIGHLIGHTS

March 2001 America Online Inc (AOL) founder James V Kimsey invests $2 million in Metal Storm through a private placement of shares at $1.45 each, a significant premium over ruling market price.

May 2001 Recognition of Metal Storm as one of Australia's fastest growing technology companies and for its significant contribution to the technology sector, with its naming as the Queensland 2001 Deloitte Rising Star.

May 2001 Mr Stanley Weiss, US founder and Chairman of Business Executives for National Security (BENS), invests $1 million in Metal Storm through a private placement of shares at $1.45 each.

May 2001 Metal Storm and DSTO announce funding to develop an Advanced Individual Combat Weapon (AICW) prototype as a potential replacement for the ADF's standard lightarms issue, the F88 Austeyr.

July 2001 Opening of US headquarters in Virginia in heartland of US Department of Defense in Washington DC.

October 2001 Metal Storm's US-based director, General Wayne Downing (US Army retired) appointed by President Bush as National Director for Combating Terrorism, the lead role in the US government's new counter terrorism operation.


METAL
STORM
Metal Storm Limited
Nasdaq Listed
December 12, 2001
NASDAQ

CORPORATE DIRECTORY

OFFICES

Australia

Level 34, Central Plaza One
345 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia

United States of America

Metal Storm, Inc.
4350 N Fairfax Drive
Suite 810
Arlington VA 22203

CONTACT DETAILS

Telephone: 61 (0)7 3221 9733
Facsimile: 61 (0)7 3221 9788
Email: ms@metalstorm.com
Website: www.metalstorm.com

DIRECTORS

Admiral William Arthur Owens
(US Navy retired)
Chairman

James Brett Lochran Heading
Deputy Chairman

James Michael O'Dwyer
Managing Director & CEO

Kevin John Dart

Terence James O'Dwyer

Peter Louis George Pursey

COMPANY SECRETARY

Peter Ronald Wetzig, CA FCIS

AUDITORS

Deloitte Touche Tohmatsu

BANKERS

Westpac Banking Corporation Limited

October 2001 A new lightweight 40mm multi-shot cartridge developed by the Defence Science and Technology Organisation (DSTO) is successfully test fired, providing a simple and cost-effective rapid-reload capability for Metal Storm 40mm systems and a significant advancement of the technology.

October 2001 Defense Advanced Research Projects Agency (DARPA) funds three feasibility studies to investigate additional military applications of Metal Storm technology as an extension of the existing US$10 million Advanced Sniper Rifle program.

November 2001 Appointment of Metal Storm's US Director and ex-Vice Chairman of the Joint Chiefs of Staff, Admiral William Owens (US Navy retired) as the company's Chairman, and appointment of previous Chairman Brett Heading as Deputy Chairman.

November 2001 DSTO unveils Advanced Individual Combat Weapon (AICW) preliminary prototype at Land Warfare Conference in Sydney.

December 2001 Metal Storm American Depositary Receipts (ADRs) successfully list on Nasdaq Small Cap Market under ticker symbol MTSX.



Photo: Defence-Australia *Courtesy: DSTO*

SHARE REGISTRY

Australia
Computershare Investor Services Pty Limited
Level 27 Central Plaza One
345 Queen Street
Brisbane Qld 4000 Australia

US
Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor
New York NY 10011 USA

LAWYERS

McCullough Robertson
Brisbane Australia

Pillsbury Winthrop
Sydney Australia

Jones Day Reavis & Pogue
Washington DC USA

PATENT ATTORNEYS

Pizzeys
Brisbane Australia

STOCK EXCHANGE CODES

Australian Stock Exchange - MST
Nasdaq - MTSX

CHAIRMAN'S REVIEW

Since I joined Metal Storm's Board in March 2000 I have been privileged to witness first hand the progress of our company and technology and the growing appreciation, particularly in the US, of its potential application across a broad range of defence and commercial end uses.

I was appointed Metal Storm's Chairman in November 2001, at a time when the world was coming to terms with the calamity of the September 11 terrorist attacks in the United States and the first campaign of the newly declared War on Terrorism.

These events prompted a paradigm shift in thinking among the world's scientific and defence communities on the issues of counter terrorism and homeland defence. Metal Storm is at the cutting edge of this shift and is well positioned to benefit from an ever-heightening awareness of the technology's potential, particularly in the areas of counter terrorism systems and future warfare capabilities, such as robotics and unmanned combat aerial vehicles.

It is clear that the US Administration's unqualified commitment to surmounting the worldwide threat from terrorism presents the company with an immediate focus of activity, and the opportunity to develop and deliver, in the short term, a commercialised product based on its technology.

The potential for the company in this arena was underscored in March 2002, when our proposal for an electronic access denial weapon was approved for further appraisal by the Technical Support Working Group (TSWG). TSWG is a research clearing house for the US Department of Defense that identifies, prioritises and co-ordinates research and development requirements for combating terrorism. While this is the first phase in the approval process, it nonetheless represents recognition of the technology's potential, and is an important first step towards Metal Storm securing a possible procurement contract for this new weapon system.

It was with mixed feelings in October 2001 that Metal Storm received General Wayne Downing's resignation from the company's Board following his appointment by President Bush as National Director for Combating Terrorism in the US. While his presence on the Board is missed, it is a tribute to General Downing that he was offered this critical new role, and the Board extends its sincere thanks for his past efforts on behalf of the company.

Our CEO Mike O'Dwyer has again remained tireless throughout 2001 in his promotion of Metal Storm among international defence, scientific and research organisations. In response to the intensified level of activity within defence circles since September 11, Mike now spends a significant percentage of his time in the US, concentrating his efforts on furthering Metal Storm's US expansion strategy, operating out of our Washington, DC, offices in Arlington, Virginia.

It should be emphasised that, while the US remains Metal Storm's key commercial focus, Mike is regularly returning to Australia to continue his involvement with important initiatives underway with the Defence Science and Technology Organisation (DSTO), and maintaining vital relationships with the Australian defence, scientific and investment communities.

Recognition of the importance of the US to the future success of Metal Storm saw the company list on the Nasdaq Small Cap Market in late 2001. The successful listing bears out the Board's confidence in the financial prospects of the company, and particularly its long-term success in the US market. The combination of our on-the-ground presence in the US and our listing on Nasdaq will greatly benefit Metal Storm and enhance our competitive edge within the defence and research industries.

We are actively working on building awareness and understanding among key decision makers in the US investment community of the important scope of future commercial applications of Metal Storm's technology. The response to date has been extremely positive, especially in light of the heightened interest by US defence agencies in the technology's potential role in new generation weapons systems.

2001 saw key technical advancements for Metal Storm, through the programs underway with DSTO in Australia and the Defense Advanced Research Projects Agency (DARPA) in the US. Important technical data and a broader understanding of the technology's capabilities was derived from the high pressure work undertaken through the Advanced Sniper Rifle program funded by DARPA in the US. DSTO successfully developed and test fired a new, lightweight 40mm multi shot cartridge, and unveiled a preliminary prototype of the Advanced Individual Combat Weapon (AICW). Importantly, the multi-shot cartridge provides, for the first time, a simple and cost-effective rapid-reload capability that can be adapted for application to a range of Metal Storm systems. Following on from that success, in March 2002 the live firing of a 60mm projectile by DSTO takes Metal Storm to a new level of firing capability.

These breakthroughs are significant in that they dramatically expand the range of financially feasible civil and military applications of Metal Storm's technology, and the number of collaborative research and development programs that will continue to open for Metal Storm. The company remains mindful of the need to maintain and grow its interim revenue stream during the transition to our technology's full commercialisation, through the income-generating opportunities inherent with our involvement in such R&D programs. From this perspective our US office in Washington DC which opened in 2001 is proving an invaluable resource for Metal Storm. This presence allows the company to promote and play an integral role in our US activity and this capability will increase Metal Storm's revenue earning base and provide more direct control over the progress of future development programs.

A major objective in coming months will be to fully leverage the immense bank of expertise and technical capability offered by our US alliance partners, to further expedite the already rapid progress our technology has made towards commercialisation.

In particular, Metal Storm will be intensifying its joint research and development efforts with our key alliance partner, Science Applications International Corporation (SAIC). In recent times SAIC has further consolidated its highly strategic involvement in several leading US defence development programs under the guidance of a new and more focused management team.

Indicative of this progress and the opportunities available to Metal Storm through our alliance partnership, was the selection of SAIC, alongside Boeing Co. as the Lead Systems Integrator (LSI) for the concept and technology development phase for the Future Combat Systems (FCS) program.

The FCS is a joint DARPA/Army program empowered to identify promising systems and technologies for achieving the US Army's version of fielding an "Objective Force" starting this decade.

Significantly for Metal Storm, the LSI approach affords opportunities to insert "leap ahead" technology upgrades into the concept and technology phase of this 'new generation' defence program.

The extraordinary success of Metal Storm during 2001 would not have been achieved without the expertise of our government and private sector alliance partners, the commitment and energy of our Board, and the loyalty and dedication of our staff. My special thanks are extended to my fellow Directors and to Metal Storm's management and employees in Australia and the US for their continued service to the company. I would particularly like to thank my Deputy Chairman, Brett Heading, who has been involved with Metal Storm since before its ASX float, for his ongoing support and commitment to the company's success.

The gains and momentum achieved by Metal Storm in 2001 have positioned the company well for further commercial growth in the coming years. The number of opportunities open to Metal Storm is now greater than at any time in the past and, with the present climate, particularly in the US, the company is poised to create sustained shareholder wealth.

I look forward with the confidence that our most ambitious goals will be achieved in 2002, and your Directors and senior executives continue to be strongly focused in the pursuit of advancing the interests of the company and on maximising long-term shareholder value.

Admiral William Owens, *US Navy (retired)*

Chairman

CEO'S REVIEW

INTRODUCTION 2001 proved a remarkable year for Metal Storm. Tragically, it was also a year when the unimaginable occurred with the strike by terrorists on September 11. As a result of this act, a new and far-reaching threat has been posed to world security and existing defence arrangements. The company is confident our technology is eminently equipped to assist the western world, and the US in particular, meet these challenges. On an operational level Metal Storm responded to the events of September 11 by urgently developing a number of concepts for counter terrorism applications of our technology, which are outlined in more detail further in this report.

"a counter terrorism application of first Metal Storm product delivered to endeavour has become a priority for us"

The company has conducted an extensive campaign to introduce the counter terrorism concepts to appropriate agencies, understanding well that such systems will generally be required to be developed with accelerated schedules. Responding to that requirement, we have concentrated our funding applications around those Metal Storm counter terrorism concepts which we expect to have relatively lower development risks. As a result, it is possible that a counter terrorism application of our technology may now become the first Metal Storm product delivered to the defence market. Accordingly, this area of our endeavour has become a priority for us, albeit of course, unforeseen prior to September 11.

Shareholders should be aware that, while these new concept applications are being pursued vigorously, they in no way diminish our primary commitment to our existing, established programs. Given the significant, positive progress being made with the existing programs, they will remain the mainstay of the company's commercial focus for at least the foreseeable future. Accordingly, while success in developing and fielding certain of the counter terrorism applications may accelerate the fielding of Metal Storm weapons and increase our commercial potential, the future of our company will not depend on the success of these new applications.

In addition to these important initiatives the company is continuing to seek support for the development of the VLe electronic handgun through the National Institute of Justice, in its potential application as an advanced "smart gun" for US law enforcement officers.

The technical success of program developments in 40mm and 60mm calibres was mirrored by the success of our continuing US expansion strategy. The operational support available through our existing Australian office was duplicated with the opening of our Washington DC office in Virginia, near the heartland of the US Department of Defense, in July 2001. The new office has already proved an invaluable resource for our escalating level of involvement with US agencies and alliance partners.

Undoubtedly, our most critical achievement in the US in the year under review was our successful listing on the Nasdaq Small Cap Market in December. As reported in more detail later in this review, the attainment of this long-held objective for the company is expected to not only significantly raise our profile in the US financial and defence communities, but also lay the foundations of a truly international share register for Metal Storm. Both will undoubtedly hold major, positive outcomes for the company's shareholders in the medium- to longer-term.



our technology may now become the
the defence market....this area of our

BOARD CHANGES

In what has been a milestone event for our company during the year, Admiral Bill Owens (US Navy retired) assumed the position of Chairman of the Board of Metal Storm Limited. For an emerging defence company such as ours, Admiral Owens brings the focused benefit of his unparalleled combination of business and defence-related experience to the opportunities and tasks before us.

I would like to join with all Board members to acknowledge Brett Heading for his effort, effectiveness and success as our company Chairman prior to Admiral Owens' appointment, and for his continued commitment to the company in his ongoing position as Deputy Chairman.

It is also our pleasure to pay tribute to the fulsome effort and active support that General Wayne Downing (US Army retired) applied to progressing our company, prior to his retirement as a Metal Storm company Director in October 2001. General Downing was required to relinquish his commercial positions in consequence of his acceptance of an invitation from President Bush to accept the appointment as Principal Advisor to the President and National Director for Combating Terrorism. Our Board considers that President Bush's selection reflects the very particular skills which General Downing brings to this most formidable global task, as evidenced by his earlier activity in his position as Commander in Chief of the US Special Operations Command.

PROGRESS OF OUR $100 MILLION R&D PROGRAMS

Our overriding goal of commercialising the results of a number of our research programs is now closer to fruition, following several milestone technical breakthroughs achieved during the year. These have markedly extended the performance parameters of our technology and the range of applications now considered commercially feasible.

When our company first set out to commercialise, we sought as our first step, to obtain Australian and US government defence research and development program funding. Although a difficult and time-consuming objective, we well understood the importance of ensuring that the defence departments were actively and financially involved in driving our technology toward specific weapon systems. As a result



of our success in obtaining a high level of funding across a range of applications of the technology, literally thousands of man hours and vast technical resources have been devoted over the past 12 months by various government agencies and our consortium partners, in achieving important performance breakthroughs, which are detailed later in this review.

Our existing programs are generally of three years duration, and are resourced by government funds which flow directly to the Defence Science and Technology Organisation (DSTO) and contracted defence companies to develop our technology to produce specific prototypes, each of which we expect to transition to products which have significant sales potential. These products are a cornerstone of our future success. They include an Area Denial Weapon System (ADWS), an Advanced Individual Combat Weapon (AICW), a high pressure barrel which can be utilised in a number of roles including as an Advanced Sniper Rifle, and product from our US and Australian government agreement which is expected to produce a means of defending high value vehicles from missile attack.

During the previous twelve months defence companies which were funded to develop our technology included for example, Alliant Techsystems and Scientific Applications International Corporation (SAIC) in the US, and Tenix Defence Systems in Australia.

I am therefore pleased to advise that we are achieving excellent success in all the specified technical areas, particularly as a result of the on-going commitment to our technology by DSTO in Australia, and through the funding support of the Defense Advanced Research Projects Agency (DARPA) in the US.

2001 HIGHLIGHTS

DSTO Programs

Over the past two years outstanding progress has been made by DSTO on the development of the company's technology to medium calibre applications, particularly in the 40 millimetre to 60 millimetre range.

40 millimetre Development

This ongoing development program involving DSTO and Metal Storm achieved a major milestone in October 2001, with the successful development and test firing of a new lightweight 40mm multi-shot cartridge. This event, while perhaps not fully appreciated by the investment community, represents one of the most significant breakthroughs achieved to date in the commercial development of our technology.

The new multi-shot cartridge effectively widens the range of applications the technology is suited to and markedly heightens the commercial feasibility of future products such as a Metal Storm-based area denial weapons system to replace conventional land mines. The cartridge is made of extremely lightweight carbon composite material which provides marked weight advantages over traditional metal, being approximately one fifth the weight of a metal equivalent.

Capable of providing even a single barrel system with a rapid-fire burst capability and a simple rapid-reload means, the new cartridge for Metal Storm-based 40mm systems is also expected to be quite cost-effective.

This technological breakthrough also holds important ramifications for other potential Metal Storm products. For instance, based on the developments with the 40mm system, the company is confident it will be able to extend the use of lightweight composite barrels into certain Metal Storm police and military small arms.

60 millimetre Development

In March 2002 we announced the first successful test firing of a 60mm projectile from its weaponry system. The test was conducted by DSTO in Adelaide, and we believe that the results of this test significantly widen the potential military and civil applications of our technology. We also expect that the tests can lead to the development of a hybrid weapon, capable of firing both 40mm and 60mm rounds from the same pod system, which can provide appreciable tactical advantages on the battlefield.

The capability to fire 60mm rounds provides firepower and payload capacity significantly greater than that of 40mm rounds. The 60mm test firing proves the capability of a Metal Storm weapon system to destroy vehicles or infrastructure, and damage or disable armored vehicles and raises the potential burst effect or lethal area to approximately 4-5 times greater than that of 40mm rounds. Additionally, a 60mm derivation of a multi-shot cartridge similar to that successfully test fired in October 2001 for the Metal Storm 40mm systems would provide a simple and cost-effective rapid-reload capability.

Multiple barrels, combined with multiple rounds per barrel, placed together to form a gun pod operated with the firing precision of fully electronic operation, provides a future weapon system capable of extraordinary firepower.



Counter Terrorism Applications

We have recognised that, while our existing R&D programs and their products underpin the future success of the company, immediately after 11 September we acted extremely vigorously and urgently to develop and promote counter terrorism applications of the technology. This extraordinarily demanding task included the completion of numerous additional visits, presentations and discussions with appropriate defence agencies in the US.

The Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months.

So urgent was the timeline for response to the Announcement that a deadline of 23 December 2001 was set for these submissions. In response, late in 2001 we developed and submitted several proposals covering applications of the company's technology in support of the urgent need on the part of the US Department of Defense to accelerate development of counter terrorism technologies.

The urgency of our effort to respond to these needs resulted in my immediate return to Washington on 2 January 2002 to continue an unbroken and intense round of briefings of defence agencies with the intention of ensuring that Metal Storm would be a significant contributor to the counter terrorism effort, and a significant beneficiary of potential accelerated development funding.

As a result of this effort, in March 2002 we announced that a counter terrorism proposal for an access denial weapon passed an initial evaluation by the Technical Support Working Group (TSWG), a research clearing house for the United States Department of Defense. As a result, Metal Storm will now submit a white paper to include detail such as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed Special Forces weapon. The paper will also cover the identification of deliverables, work to be performed, estimated costs and a planned methodology to transition the weapon into production.

After submitting the detailed white paper to the TSWG, the next step after approval of the white paper, will be a full proposal solicitation for final evaluation, to include all the detail for transitioning the weapon to commercial production. We are encouraged by the interest in Metal Storm's revolutionary technology shown to date by those in the US defence community tasked with responding to terrorism threats.

The TSWG is structured under the Executive Program Direction of the Assistant Secretary of Defense for Special Operations/Low Intensity Conflict (SO/LIC), with Technical Chairs at Department of Defense, FBI and Department of Energy, with multi-agency groups, such as the FAA, US Secret Service and the Bureau of Alcohol, Tobacco & Firearms also participating. TSWG is the US national forum that identifies, prioritises, and coordinates interagency and international research and development (R&D) requirements for combating terrorism.

In my previous review I discussed three studies which were funded by DARPA and completed by SAIC:

- Weapons systems for Tactical Mobile Robots and for Unmanned Combat Aerial Vehicles (UCAVs)
- Close-in defence systems for protecting ships from swarming attack by small craft
- A vehicle-mounted mobile area denial system

While these concepts have been waiting for an eventual determination regarding their possible funding, we hope that the events of 11 September might accelerate interest by a number of agencies in them, and in the series of other concepts we have developed and proposed.

Other Counter Terrorism Initiatives

In an immediate response to the events of September 11, the company extended the scope of its research work to develop designs for specific applications of Metal Storm technology considered relevant for counter terrorism activities.

This response was driven in part by enquiries from the US Department of Defense, and by the fact that our technology's unique features are eminently applicable to developing a range of new, powerful and affordable defence capabilities specifically suited to combating terrorist forces on an international level.



"Metal Storm's Board estimates that hardware replacement program within as high as $700 million."

To date, the company has briefed several US agencies on a range of counter terrorism systems based on Metal Storm technology, which could all be produced in relatively short time frames if supported by fast-track program funding.

While some of the concept proposals under review by the US government cannot currently be disclosed for security reasons, among the Metal Storm-based counter terrorism options being evaluated are the following concepts:

- **Small Combat Aerial Vehicle (SCAV)** - a compact, lightweight aircraft whose body and wing spars are built around a structure of composite tubes which contain stacked Metal Storm .32 calibre projectiles. Under such a design a multi-barrelled gun system can be incorporated into an extremely small and maneuverable aircraft, while adding only minor weight. In a .32 calibre configuration such an aircraft could carry 780 rounds, with firing capability from the front, rear and wings of the vehicle. Utilising Metal Storm technology it would be able to fire 270 rounds onto a target in just .001 seconds, without stress on the airframe or any drop in air speed.
- **Surf Zone Special Forces Weapon** – Submachine Gun (SMG) - containing 72 x 9mm rounds, this weapon would be capable of surf zone operation and of firing multiple barrel rapid-tap bursts at 45,000 rounds per minute per barrel, providing effective close-quarter stopping power. This is an excellent example of how Metal Storm's non-mechanical technology can produce compact, high performance weapons incorporating variable lethality and tunable kinetic stopping power.
- **Counter Terrorism Pod Systems** - a linked group of multi-barrelled pods to provide a remotely-operated perimeter defence and asset protection weapons system. Major advantages offered by such pod systems include:
  - low initial supply costs
  - near zero maintenance costs
  - extreme weather tolerance
  - variable lethality and firing capability
  - massive firing volume

It is envisaged the pods could be armed with a range of munitions to meet specific security threats, ranging from small arms calibres, through to 25mm projectiles and 40mm stacked grenades.

- **40mm Loitering Unmanned Aerial Combat Vehicle (UCAV)** - the application of the mortar boxes being developed as area denial weapon systems, to a large payload UCAV. Based on current known performance specifications, it is anticipated the UCAV could carry up to 12 x 40mm mortar boxes comprising 1,200 tubes and armed with 7,200 grenades. Such a system would possess enormous firing capabilities, being capable of laying a continuous 50 metre-wide carpet of grenades for 3.25 kilometres, and firing the 7,200 grenades with a 5 metre separation on impact.

CTD Program for Australian Department of Defence

In May 2001 the Australian Department of Defence announced it was funding a Defence Capability and Technology Demonstrator (CTD) Program to investigate the application of Metal Storm technology to an Advanced Individual Combat Weapon (AICW) for Australia's defence forces.

the potential value of a future weapons
Australia, if based on the AICW, could be

Along with Metal Storm, the major participants in the three year program will include DSTO, Tenix Defence Systems, ADI Limited and International Technologies (Lasers) Limited. The emphasis of the $4.3 million (total) program will be on producing three fully operational modular prototypes which are ergonomically superior, and which can provide multiple effects capabilities with enhanced lethality. The core government funding of the program is being supported by Metal Storm and the other defence companies, who will each contribute $0.5 million to this important program.

The AICW is to be evaluated as a potential replacement for the Australian Defence Force's (ADF) current standard issue, the F88 AUSTEYR. Through utilising Metal Storm's and a range of other technologies, the prototypes being developed will have a dual barrel capability to fire both 20/40mm bursting munitions and standard 5.56mm NATO ammunition. While the bottom barrel of the AICW will comprise a version of the current STEYRAUG Assault Rifle, it is the second barrel featuring Metal Storm technology, which will provide the proposed weapon with significantly advanced capabilities. These will include the ability to fire different types of projectiles, ranging from 20/40mm air bursting rounds to less-than-lethal projectiles. It is planned the AICW will also incorporate advanced day/night sighting and laser targeting systems, and a video link to a helmet-mounted display. It is envisaged the new weapon will also have the ability to engage targets, which may be hidden from direct line of sight.

At the date of this report, work on the program was well advanced, with DSTO unveiling a preliminary prototype of the AICW at the Land Warfare Conference in Sydney in November.

Metal Storm believes that, with its superior capabilities, the AICW has the potential to become a mainstay of the next generation of western infantry weapons. DSTO reinforced this confidence in informing attendees at the Land Warfare Conference that a successful outcome to the CTD would provide the ADF with the ability to make informed decisions about investments for Life of Type extensions of current arms.

Metal Storm's Board estimates that the potential value of a future weapons hardware replacement program within Australia, if based on the AICW, could be as high as $700 million. The company also believes the AICW's superior features could provide a platform to provide next generation weapons replacement opportunities in the NATO/European market.

DARPA High Pressure Development Funding

Although it is normally uncommon to do so outside of high risk areas, there has been a beneficial duplication of research effort in one specific area of Metal Storm development, namely in the high pressure area above approximately 55,000 pounds per square inch.

In Australia this area of development has been actioned by DSTO, while an entirely separate team has been funded in the US to also work toward success in the same area, albeit by different means. The US team is headed by SAIC, and includes among others, Alliant Techsystems as a program participant. The US effort has been known as the Advanced Sniper Rifle Program. Both teams have been moving forward with these efforts using different approaches to the same issues, and both have achieved results. We expect that we may be able to announce progress in this area of development in the near future.

CEO'S REVIEW

NASDAQ LISTING

Metal Storm's expansion strategy for the US market achieved a major milestone in late 2001 with the company's securities making a successful debut on the Nasdaq Small Cap Market.

The December listing was the culmination of an intensive six month compliance program, and was facilitated by elevating Metal Storm's existing Level 1 American Depositary Receipts (ADRs) to a Level 2 structure.

As a result of this initiative, Metal Storm now maintains dual listings on both the Nasdaq and Australian Stock Exchange (ASX) with one Level 2 ADR being equivalent to 20 Metal Storm shares on the ASX. The Bank of New York, as Metal Storm's official depositary bank, manages the registry for the company's ADRs.

The Nasdaq listing has undoubtedly begun to promote Metal Storm's profile in US financial markets and increased local investor interest in the company.

Since the listing, a number of in-depth briefings on Metal Storm have been conducted with US fund managers and stockbrokers. The company has also commissioned a leading New York investor relations firm to further build awareness of the company's profile in US financial circles.

The company intends maintaining its schedule of financial briefings throughout 2002, and as further announcements regarding the development of our technology are made in the US, is confident of an increasingly robust market following from US investors.

SELF-FUNDED COMMERCIALISATION

As stated last year we believe it is also important that we continue to self-fund some applications of the technology, and to drive these to commercialisation. In that regard our present focus continues to be on the VLe handgun for police and military use, and in the development of a commercial mortar box application.

In the case of the VLe handgun, we have continued to drive that development by first seeking funding and support through the National Institute of Justice Smart Gun program. While that process has been slower than we desired, we have continued to progress the opportunity and are confident of securing NIJ Smart Gun support in the near future.

Created by Congress in 1968, the NIJ is the research and development arm of the US Department of Justice. Its primary charter is to develop knowledge that will reduce crime, enhance public safety and improve the administration of justice. One of its priority goals over the past six years has been the development of a new handgun for law enforcement officers that cannot be fired by unauthorised users. This commitment follows a study conducted by the NIJ in 1996 which revealed that one in six police officers killed in the line of duty were killed with their own firearm after being disarmed by a suspect.

Regarding the commercial mortar box, there are two applications we are progressing. One is a fireworks application based on the mortar box development which has been successfully completed by DSTO. The other is a similar use of the mortar box technology, but in this instance to be applied as a firefighting system to distribute fire retardant chemicals.

With the influence of the events of 11 September, our focus has been on the immediate need for a firefighting capability. As a consequence we are holding discussions with potential commercial partners in the firefighting area, while also briefing appropriate government personnel on the matter.

OUR VISION

Our vision is to build a world-class, highly respected 21st century defence technology company that:

- provides generation-after-next defence systems for the people in our armed forces and our allies to enhance national security
- safeguards this technology from potential enemies
- markets key commercial applications of the technology
- achieves this in the best time and to the highest standards

In order to deliver shareholder value.

FUTURE FOCUS

We believe that our existing programs can deliver solid commercial outcomes for the company, and they will remain a priority.

We will continue to seek additional defence research funding, particularly in the counter terrorism area, and Metal Storm will seek to work an increasing percentage of those programs with our own personnel.

We have been active throughout the year holding discussions with European and US defence companies, and will continue to develop such relationships with a view to future collaboration and licensing opportunities.


METAL STORM
Metal Storm Limited
Nasdaq Listed
December 12, 2001
NASDAQ

THANKS

Many companies these days speak of the imperative need for teamwork and a united commitment to the enterprise's strategic goals. In the case of Metal Storm, these qualities are openly embodied by every member of our relatively small, but dedicated US and Australian staff who each play a critical, but largely unacclaimed part in Metal Storm's success.

I wish to thank all members of the Metal Storm team for their tireless efforts throughout the year. Also, many thanks to my colleagues on the Board of Metal Storm for their unqualified support, commitment and strategic counsel.

Lastly, I wish to thank the company's increasingly diverse band of shareholders who share our faith in Metal Storm's future.

JM O'Dwyer

Managing Director and
Chief Executive Officer

DIRECTORS

Admiral William Owens *BS BA MA MBA US Navy (retired)*

Chairman Age: 61

Admiral Owens has been a Director of Metal Storm Limited since 2000 and was appointed Chairman in November 2001. His distinguished 34-year military career included two years as Vice Chairman of the Joint Chiefs of Staff, the second highest military rank in the US. In this role he was responsible for post-Cold War restructuring of the US Armed Forces and advised the President and Secretary of Defense on the use of military force. Admiral Owens has also served as the Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, senior military assistant to the Secretary of Defense, and Director of the Office of Program Appraisal for the Secretary of the Navy and Commander of the US Sixth Fleet during the Gulf War.

Admiral Owens is Co-Chief Executive Officer and Vice Chairman of Teledesic LLC and a director of Australian telecommunications leader, Telstra Corporation. Previously he was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation, Metal Storm's strategic alliance partner in the US.

Brett Heading *B Com LLB (Hons) ASIA*

Deputy Chairman Age: 45

Mr Heading has been a Director of Metal Storm Limited since 1998, serving as Chairman until his appointment as Deputy Chairman in November 2001. He has been a partner of the law firm McCullough Robertson for 18 years, and is head of its Corporate Advisory Group. His expertise covers a broad range of corporate law and includes capital raisings, mergers and acquisitions and board advice. During his career Mr Heading has been a director of several listed public companies and is presently director of Peplin Biotech Ltd and Chairman of Clovely Estate Ltd. He is also a member of the Corporations and Securities (Takeovers Panel) and the Board of Taxation in Australia.

Mike O'Dwyer

Managing Director and Chief Executive Officer Age: 57

Mike O'Dwyer is the inventor of the company's 100% electronic ballistics technology. Mr O'Dwyer has been Managing Director and Chief Executive Officer of Metal Storm Limited since 1994. The initial concept of the technology invented over 22 years ago, he has dedicated in excess of some 38,000 hours from that time in researching the technology and introducing it to the defence departments of Australia, the United States and the United Kingdom, and since 1995 he has worked exclusively on further developing the technology and its range of potential applications. Mr O'Dwyer is directly responsible for managing and progressing the strategic alliances Metal Storm currently holds with major defence-related organisations in Australia and the US.



Kevin Dart *FAICD*

Non-executive Director Age: 50

Mr Dart has been a Director of Metal Storm Limited since 1994. He is the founding Managing Director and Chief Executive Officer of Charter Pacific Corporation Limited, a listed investment company which is a substantial stockholder in Metal Storm Limited. Over the past 27 years, he has had a high level of experience in investment in leading edge technologies and all aspects of property investment and development. He has established relationships with investors and business associates in Hong Kong, Japan, the United Kingdom and the US. Mr Dart has been a Fellow of the Australian Institute of Company Directors since 1993.

Terry O'Dwyer *B Com Dip Adv Acc FCA FAIM FAICD*

Non-executive Director Age: 52

Mr O'Dwyer, a chartered accountant, has been a Director of Metal Storm Limited since 1998. He is Chairman of BDO Kendalls, a large Queensland accountancy firm of which he has been a partner for 23 years. He is also a director of Bendigo Bank Limited and CS Energy Limited. His past board and government authority appointments include Leutenegger Limited and the Australian Financial Institutions Steering Committee. He is a member of the State Council of the Institute of Chartered Accountants in Australia and the State Attorney-General's representative on the Queensland Law Society's Grants Committee.

Peter Pursey *AM MBA*

Non-executive Director Age: 52

Mr Pursey has been a Director of Metal Storm Limited since 1994 and has actively contributed to the development of a number of the company's weapon systems. He is directly involved in assisting with the management of a number of the company's technology projects in Australia and the US. Mr Pursey is a former Brigadier in the Australian Army and has a detailed knowledge of defence-related technology and strategic security issues. He was awarded the Order of Australia (AM) in 1993.







SENIOR MANAGEMENT

Peter Wetzig *B Com Grad Dip Corp Mgmt CA FCIS*

General Manager - Commercial

Age: 53

Mr Wetzig is an experienced Financial Executive, Administrator and Company Secretary / Corporate Lawyer. Joining the company in August 1999 as Chief Administrative and Commercial Executive, he is responsible for the company's financial and administrative management as well as all secretarial, legal and compliance functions. Mr Wetzig has primary responsibility to the Managing Director, Mr Mike O'Dwyer, for the commercial development of the company. Mr Wetzig is admitted as a Barrister of the Supreme Court of Queensland and the High Court of Australia. He is a Chartered Accountant, a Fellow of Chartered Secretaries Australia Ltd and a Member of the Australian Corporate Lawyers Association Ltd.

Ramon Bambach *B App Sc (Physics), Dip Proj Mngt*

Program Engineer - Australia

Age: 49

Mr Bambach joined Metal Storm as the company's Ballistics Engineer in May 2001, and is actively involved in developing all aspects of Metal Storm's R&D programs and project development implementation.

He has substantial experience in all phases of defence industry projects having worked for major Australian defence companies in Australia and overseas. His large project experience includes army communications, naval combat simulation, airborne navigation systems, countermeasures, airborne radar, and the F-111C weapons system. In this capacity he has held a variety of positions as a Systems Engineer, Project Manager, and Engineering Manager. Mr Bambach has acted as a Supervising Engineer in the specialist domains of Electromagnetic Compatibility, Radar and Systems Safety Engineering (including software). Starting as an apprentice electronics technician in the Royal Australian Air Force, Mr Bambach served 12 years full time and three years in the RAAF reserve force. He also lectures part time at the Queensland University of Technology.

Arthur Schatz *BSc Pharm*

Senior Vice President - North America

Age: 62

Mr Schatz was appointed Metal Storm's Senior Vice President - North America in 2001. For the 12 years prior he was employed by the Australian Government at the Australian Embassy in Washington, DC to provide support to Australian defence industry in the US marketplace, and he was instrumental in securing contracts worth hundreds of millions of dollars for Australian industry.

Mr Schatz served in the US Navy for 20 years, retiring with the rank of Commander, was Head of the Undersea Warfare Branch at Operational Test and Evaluation Force (OPTEVFOR), and was instrumental in the research, development, testing, evaluation and acquisition of the then largest integrated acquisition program in the US Navy, the Light Airborne Multi-Purpose System (LAMPS).

Mr Schatz also acted as a consultant to the Naval Air Systems Command providing engineering and logistics support to several Aviation Program Managers.







2001

Metal Storm's Financial Accounts and Statutory Statements.

CORPORATE GOVERNANCE STATEMENT

The Directors are responsible for the corporate governance practices of the company. Set out below are the main corporate governance practices that were in operation throughout the financial year.

THE BOARD OF DIRECTORS

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise at least six Directors;
- the Board should be made up of at least two-thirds of non-executive Directors;
- the Chairman of the Board should be a non-executive Director;
- the Directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a monthly basis; and
- the Board shall review the activities and performance of the company's management and shall be provided with all relevant information concerning the activities of the company.

On the day on which the Directors' Report is made out, the Board consisted of five non-executive Directors and one executive Director. Details of the Directors are set out in the Directors' Report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of the long-term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

AUDIT COMMITTEE

The Board has established an Audit Committee consisting of three Directors, at least two of whom are non-executive Directors. The current members of the audit committee are:

Mr TJ O'Dwyer (Chairman)

Mr JBL Heading

Mr JM O'Dwyer

The Audit Committee provides a forum for the effective communication between the Board and the external and internal auditor functions. The Audit Committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites the external auditors to attend Audit Committee meetings where appropriate. The Audit Committee also meets with and receives reports from the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for the company's present financial and administrative position and complexity. Members of the Audit Committee administer the procedures and report to the Board in respect of this matter.

REMUNERATION COMMITTEE

The Board has established a Remuneration Committee consisting of two non-executive Directors. The current members of the Remuneration Committee are as follows:

Mr JBL Heading (Chairman)

Mr TJ O'Dwyer

The Remuneration Committee reviews the remuneration policies applicable to all Directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company's operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a) Salary/fees;
b) Benefits – including the provision of motor vehicle, superannuation and health benefits; and
c) Incentive schemes – including performance-related bonuses and share options under the Discretionary Share Option Scheme.

Particulars concerning Directors' and executives' remuneration and the company's executive and the Discretionary Share Option Scheme are set out in notes 4 to 6 to the financial statements.

RISK MANAGEMENT

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face the company.

The Board receives recommendations made from the external and internal auditors and other external advisers. These recommendations and appropriate action is taken as and when the Board determines is necessary to ensure an adequate and appropriate internal control environment is in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and that management has suitably qualified and experienced personnel in key positions.

CODE OF CONDUCT

As part of the Board's commitment to the highest standard of conduct, the company has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

DIRECTORS' REPORT

The Directors of Metal Storm Limited submit herewith the annual financial report for the financial year ended 31 December 2001. Pursuant to the provisions of the Corporations Act 2001, the Directors report as follows:

The names and particulars of the Directors of the company during or since the end of the financial year are:

DIRECTORS' DETAILS

Name	*Particulars*
Admiral WA Owens	BS BA MA MBA, aged 61, retired in 1996 as Vice Chairman Joint Chiefs of Staff US Defense Forces, senior command experience in defence forces and senior advisor to US Secretary of the Navy. Director since March 2000 and Chairman since October 2001.
Mr JBL Heading	B.Com LLB (Hons) ASIA, aged 45, Solicitor, partner and head of the Corporate Advisory Group of the law firm, McCullough Robertson. Chairman and Director since 1998. Deputy Chairman since October 2001.
Mr JM O'Dwyer	Managing Director, aged 57, Chief Executive Officer and Director since 1994 and inventor of the Metal Storm technology.
Mr KJ Dart	FAICD, aged 50, Chief Executive Officer of Charter Pacific Corporation Limited with wide business experience in a variety of leading edge technologies. Director since 1994.
Mr TJ O'Dwyer	B Com Dip Adv Acc FCA FAIM FAICD, aged 52, Chartered Accountant in private practice with wide business experience gained with a number of private and public sector boards. Director since 1998.
Mr PLG Pursey, AM	AM MBA, aged 52, retired as Brigadier in the Australian Army in 2000. Detailed knowledge of defence-related technology and strategic security issues. Major contribution to developing and implementing Metal Storm's strategies for progressing the technology's application to a variety of environments. Director since 1994.
General WA Downing	BSc MBA, aged 61, retired in 1996 as Commander in Chief of US Special Operations Forces, broad experience with the US Congress and other US Government agencies. Director since October 1999. Retired as a director October 2001 upon appointment as US Deputy Director for National Security and President George Bush's principal adviser on combating terrorism.

The above-named Directors held office during and since the end of the financial year except for:

• General Downing who retired on 10 October 2001.

PRINCIPAL ACTIVITIES

The consolidated entity's principal activity in the course of the financial year was the further development of its electronic ballistics technology.

During the financial year there was no significant change in the nature of that activity.

REVIEW OF OPERATIONS

The company continued its program of establishing the significance of its electronic ballistics technology to government agencies in USA, United Kingdom and Australia.

Trading of American Depositary Receipts on Nasdaq Exchange

A significant event during the year was the listing of the company's American Depositary Receipts (ADRs) on the Nasdaq exchange. Trading commenced effective from 13 December 2001.

Share Capital

The company made two private placements to US investors and defence interest figures James Kimsey (founder of AOL) and Stanley Weiss (Chairman of Business Executives for National Security). A total of 2,048,348 shares were issued at a premium to the market ($1.45 per share), raising A$3 million.

On 8 July 2001 the mandatory 2 year escrow period for certain seed shareholders' shares expired with the resultant increase in the free trading of all Metal Storm issued shares (423,403,558).

US Office Established and Senior Vice President North America commences

The company established Metal Storm, Inc. as a wholly owned subsidiary, which opened its Washington DC office in Arlington, Virginia in July 2001. The company also employed Mr Arthur Schatz as Senior Vice President North America. Mr Schatz was previously with the Australian Embassy and assisted the company's founder, Mr Mike O'Dwyer in introducing its revolutionary technology to the US defence community.

Terrorist Attacks of 11 September 2001 and the War on Terrorism

The events of 11 September and the tragic loss of life as a result of the terrorist attacks has had a profound impact on the US and global community and, as a consequence, new defence and national security needs have emerged. Metal Storm stands ready with its revolutionary technology to assist in weapons and defensive installations to meet the challenges of this new era. The company is confident that the advanced capabilities of the Metal Storm technology, which are not ordinarily found in conventional weapon systems, have a significant role to play in providing weapons capability ideally suited to these new defence and national security requirements.

Australian Army funding of development of an Advanced Assault Rifle incorporating Metal Storm technology

In May 2001 the company announced the Australian Army would be funding, along with an international consortium, a Concept Technology Demonstrator of an Advanced Individual Combat Weapon (AICW). The consortium, led by the Australian Defence Science and Technology Organisation (DSTO), will build a prototype hybrid rifle that combines the kinetic capability of the conventional 5.56 round and the capability of Metal Storm technology for air bursting munitions in 30 to 40mm calibre. The resultant prototype, if adopted into service, will provide the Australian Army with a significantly enhanced capability in an assault weapon.

In October 2001 DSTO unveiled an early prototype AICW at their annual Land Warfare Conference in Sydney.

Research Agreement with Australian Defence Science and Technology Organisation

In April the company announced the signing of a five-year research agreement with DSTO. This agreement will enable the continuation of the work done by DSTO under the previous research and evaluation agreement and confirms the Commonwealth's interest in further research and development of Metal Storm's technology for defence use.

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

DIVIDENDS

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

SHARE OPTIONS

Share Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 5,250,000 share options were granted to the following Directors and executives of the company:

Directors and Executives	Number of Options Granted	Issuing Entity	Number of Ordinary Shares Under Option
Adm WA Owens (rtd)	2,500,000	Metal Storm Limited	2,500,000
Gen WA Downing (rtd)	2,500,000	Metal Storm Limited	2,500,000
Mr A D Schatz	250,000	Metal Storm Limited	250,000

Executive and Employee Share Option Plan

Details of the executive and employee share option plan are disclosed in note 6 to the financial statements.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the financial year, the company paid a premium in respect of a contract insuring the Directors of the company (as named above), the company secretary, Peter Ronald Wetzig, and all executive officers of the company and of any related body corporate against a liability incurred as such a Director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

DIRECTORS' MEETINGS

The following table sets out the number of Directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 10 Board meetings, 2 Remuneration Committee meetings and 5 Audit Committee meetings were held.

	Board of Directors		Nomination & Remuneration Committee		Audit Committee	
Directors	Held	Attended	Held	Attended	Held	Attended
KJ Dart	10	10	-	-	5	4
JBL Heading	10	10	2	2	-	-
JM O'Dwyer	10	10	-	-	5	3
TJ O'Dwyer	10	8	2	2	5	5
WA Owens	10	8	-	-	-	-
PLG Pursey	10	10	-	-	-	-
WA Downing (retired 10 October)	8	8	-	-	-	-

DIRECTORS' SHAREHOLDINGS

The following table sets out each Directors' relevant interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Fully Paid Ordinary Shares	Partly Paid Ordinary Shares	Fully Paid Converting Preference Shares	Executive Share Options	Convertible Notes
KJ Dart	119,909,531	Nil	Nil	Nil	Nil
JBL Heading	1,055,000	Nil	Nil	Nil	Nil
JM O'Dwyer	199,729,559	Nil	Nil	Nil	Nil
TJ O'Dwyer	50,000	Nil	Nil	Nil	Nil
WA Owens	Nil	Nil	Nil	3,000,000	Nil
PLG Pursey	7,385,000	Nil	Nil	Nil	Nil
WA Downing (retired 10 October)	Nil	Nil	Nil	3,000,000	Nil

DIRECTORS' AND EXECUTIVES' REMUNERATION

The Remuneration Committee reviews the remuneration packages of all Directors and executive officers on an annual basis and makes recommendations to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company's operations, the Remuneration Committee seeks the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a) Salary/fees;

b) Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c) Incentive schemes – including performance-related bonuses and share options under the executive and employee share option plan as disclosed in note 6 to the financial statements.

The following table discloses the remuneration of the Directors of the company:

Name	Salary/Fees	Benefits	Incentive Schemes	Total
Executive Directors				
James Michael O'Dwyer	428,792	58,955	-	487,747
Non-Executive Directors				
Kevin John Dart	40,000	-	-	40,000
James Brett Lochran Heading	60,000	-	-	60,000
Terence James O'Dwyer	40,000	-	-	40,000
William Arthur Owens	42,549	156,506	-	199,055
Peter Louis George Pursey	34,074	2,963	-	37,037
Wayne Allan Downing (retired 10 October)	26,696	122,226	-	148,922

The Directors have determined that the value of 2,500,000 options each to Adm Owens and Gen Downing approved by shareholders at the company's 2001 Annual General Meeting, are not capable of measurement as the exercise of these options is contingent on the share price reaching certain levels in the future. Accordingly, no value had been assigned to these options and they have been excluded from remuneration. A summary of the terms of these options is as follows:

The Options are exercisable at an exercise price of A$0.01 per share for a period of 10 years from the date of grant, on the below share price levels of the Company's shares being achieved and maintained for a period of 30 days:

Share Price Level	Options exercisable
US $1.00	500,000
US $2.00	1,000,000
US $4.00	500,000
US $5.00	500,000
Total Entitlement	**2,500,000**

The following table discloses the remuneration of the 5 highest remunerated executives of the company and the consolidated entity:

Name	Salary/Fees	Benefits	Incentive Schemes	Total
Company				
Peter Ronald Wetzig	81,462	29,742	3,975	115,179
Consolidated Entity				
Arthur David Schatz	131,933	-	36,250	168,183

During the year the company issued 5,000 ordinary shares at an issue price of $0.545 per ordinary share to executives and employees (total amount received was $2,725). The total market value of such shares at 31 December 2001 was $7,250.

The value of the incentive schemes includes the value of 250,000 options granted to Mr Schatz exercisable at $1.16 per share.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

JBL Heading
Director
BRISBANE, 20 March 2002

TJ O'Dwyer
Director

INDEPENDENT AUDIT REPORT

to the members of Metal Storm Limited

SCOPE

We have audited the financial report of Metal Storm Limited for the financial year ended 31 December 2001 as set out on pages 27 to 46. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Metal Storm Limited is in accordance with:

a) the Corporations Act 2001, including:

i. giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

ii. complying with Accounting Standards and the Corporations Regulations; and

b) other mandatory professional reporting requirements.

DELOITTE TOUCHE TOHMATSU

Mark O'Shea
Partner
Chartered Accountants

Brisbane, 20 March 2002

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The Directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the Directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

JBL Heading
Director

TJ O'Dwyer
Director

Brisbane, 20 March 2002

STATEMENT OF FINANCIAL PERFORMANCE

For the Financial Year ended 31 December 2001

	Note		Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Revenue from ordinary activities	2		1,240,140	749,330	1,232,282	749,330
Employee expenses			(1,264,511)	(807,482)	(1,087,094)	(807,482)
Depreciation expense			(57,077)	(24,014)	(55,087)	(24,014)
Accounting and audit expenses			(34,903)	(42,081)	(34,903)	(42,081)
Legal expenses			(1,124,220)	(117,768)	(1,123,315)	(117,768)
Travel and entertainment expenses			(444,409)	(234,243)	(443,215)	(234,243)
Consulting expenses			(331,918)	(266,661)	(331,918)	(266,661)
Borrowing costs			(93)	(6,142)	(93)	(6,142)
Other expenses from ordinary activities			(1,421,769)	(904,196)	(1,343,391)	(904,196)
Loss from Ordinary Activities Before Income Tax Expense	2		(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Income tax expense relating to ordinary activities	3		-	-	-	-
Net Loss			(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Total Changes in Equity Other than those Resulting from Transactions with Owners as Owners			(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Earnings Per Share - Basic (cents per share)	25		(0.81c)	(0.60c)	(0.75c)	(0.60c)
- Diluted (cents per share)			(0.81c)	(0.60c)	(0.75c)	(0.60c)

Notes to the financial statements are included on pages 31 to 46.

STATEMENT OF FINANCIAL POSITION

As at 31 December 2001

	Note	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
Current Assets					
Cash assets		6,118,822	4,487,530	5,977,040	4,487,530
Receivables	8	541,601	259,033	930,109	259,033
Other financial assets	9	-	3,001,740	-	3,001,740
Total Current Assets		6,660,423	7,748,303	6,907,149	7,748,303
Non-Current Assets					
Receivables	10	11,671	-	-	-
Investments in Subsidiaries	11	-	-	2,920	-
Property, plant and equipment	12	223,300	68,996	172,138	68,996
Intangibles	13	3,400,745	2,686,996	3,400,745	2,686,996
Total Non-Current Assets		3,635,716	2,755,992	3,575,803	2,755,992
Total Assets		10,296,139	10,504,295	10,482,952	10,504,295
Current Liabilities					
Payables	15	329,758	328,150	329,758	328,150
Provisions	16	102,776	42,492	95,536	42,492
Total Current Liabilities		432,534	370,642	425,294	370,642
Non-Current Liabilities					
Payables	17	21,723	-	-	-
Provisions	18	60,586	19,061	24,336	19,061
Total Non-Current Liabilities		82,309	19,061	24,336	19,061
Total Liabilities		514,843	389,703	449,630	389,703
Net Assets		9,781,296	10,114,592	10,033,332	10,114,592
Equity					
Contributed equity	21	17,025,502	13,920,038	17,025,502	13,920,038
Accumulated Losses		(7,244,206)	(3,805,446)	(6,992,180)	(3,805,446)
Total Equity		9,781,296	10,114,592	10,033,322	10,114,592

Notes to the financial statements are included on pages 31 to 46.

STATEMENT OF CASH FLOWS

For the Financial Year ended 31 December 2001

	Note	Consolidated Inflows (Outflows)		Consolidated Inflows (Outflows)	
		2001 $	2000 $	2001 $	2000 $
Cash Flows From Operating Activities					
Research Programs funding Received		484,368	50,922	484,368	50,922
Payments to suppliers and employees		(4,344,605)	(2,349,632)	(4,162,679)	(2,349,632)
Interest and bill discounts received		378,348	562,531	376,334	562,531
Interest and other costs of finance paid		(93)	-	(93)	-
Sundry Income		82	-	82	-
Net cash provided by operating activities	27(b)	(3,481,900)	(1,736,179)	(3,301,988)	(1,736,179)
Cash Flows From Investing Activities					
Payments for deposits		(11,671)	-	-	-
Payments for investments in subsidiary		-	-	(2,920)	-
Payment for property, plant and equipment		(211,381)	(37,328)	(158,229)	(37,328)
Proceeds from sale of property, plant and equipment		227	-	227	-
Payment for intangible assets		(614,883)	(312,952)	(614,883)	(312,952)
Research and development costs paid		(98,866)	(95,353)	(98,866)	(95,353)
Proceeds from sale of investments		3,001,740	1,021,757	3,001,740	1,021,757
Net cash provided by/(used in) investing activities		2,065,166	576,124	2,127,069	576,124
Cash Flows From Financing Activities					
Proceeds from issues of equity securities		3,105,464	-	3,105,464	-
Payment for loan to subsidiary		-	-	(388,508)	-
Net cash provided by/(used in) financing activities		3,105,464	-	2,716,956	-
Net Increase (Decrease) In Cash Held		1,688,730	(1,160,055)	1,542,037	(1,160,055)
Cash At The Beginning Of The Financial Year		4,487,530	5,647,585	4,487,530	5,647,585
Effects of exchange rate changes on the balance of cash held in foreign currencies		(57,438)	-	(52,526)	-
Cash At The End Of The Financial Year	27(a)	6,118,822	4,487,530	5,977,041	4,487,530

Notes to the financial statements are included on pages 31 to 46.

NOTES TO THE FINANCIAL STATEMENTS

For the Financial Year ended 31 December 2001

1. SUMMARY OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Comparative Amounts

The economic entity has adopted the presentation and disclosure requirements of Accounting Standards AASB 1018 "Statement of Financial Performance", AASB 1034 "Financial Report Presentation and Disclosure" and AASB 1040 "Statement of Financial Position" for the first time in the preparation of this financial report. In accordance with the requirements of these new/revised Standards, comparative amounts have been reclassified in order to comply with the new presentation format. The reclassification of comparative amounts has not resulted in a change to the aggregate amounts of current assets, non-current assets, current liabilities, non-current liabilities or equity, or the net profit/loss of the company or economic entity as reported in the prior year financial report.

(e) Depreciation

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land and investment properties. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

- Plant and equipment 2.5 to 5 years

(f) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of other employee entitlements such as long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date.

(g) Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(h) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

(i) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(j) Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(k) Investments

Investments in controlled entities are recorded at cost. Investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the company financial statements. Other investments are recorded at cost.

Dividend revenue is recognised on a receivable basis.
Interest revenue is recognised on an accrual basis.

(l) Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The Directors' view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the period.

Directors reviewed the carrying value of patents, trademarks and licences as at 31 December 2001 and determined that the value of this asset was not less than the cost of acquisition. The Directors therefore determined that the amortisation of this asset should be capitalised and brought to account as an expense in the periods in which the income from commercialisation is brought to account.

(m) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the economic entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in Note 22 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

(n) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(p) Research and Development Costs

Metal Storm technology acquisition and research development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

The company's exposure to capital gains tax that may be incurred if the technology were to be sold has not been taken into account in the valuation of the technology as it is not possible to determine any potential liability that may exist at this point in time. It is not the intention of the Directors to sell any part of the technology at this time.

(q) Revenue Recognition

Research Program Income

Revenue arising from research program income is recognised when the services required to be performed under the relative milestone/deliverable requirement has been completed and the entitlement to the income earned.

(r) Technology Development

Expenditure by third parties to model and develop the Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the company, however the company retains the ownership of key elements of the intellectual property that is produced by these development programs. Amounts committed and expended on technology development are set out in note 14.

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
2. LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax includes the following items of revenue and expense:				
(a) Revenue				
Foreign exchange gain	180,185	50,188	174,341	50,188
Interest	378,349	562,530	376,334	562,530
Research Program income	681,525	136,155	681,525	136,155
Other	82	457	82	457
(b) Expenses				
Borrowing Costs				
Interest – borrowing costs	93	6,142	93	6,142
Depreciation – non-current assets:				
Property, plant and equipment	57,077	24,014	55,087	24,014
Net transfers to provisions:				
Provision for annual leave	50,732	(42,812)	43,492	(42,812)
Provision for long service leave	5,275	5,056	5,275	5,056
Foreign exchange loss	237,623	-	226,867	-
Operating lease rental payments	163,148	130,051	120,538	130,051
Proceeds from sale of property, plant and equipment	(227)	-	(227)	-
3. INCOME TAX				
(a) The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:				
Loss from Ordinary Activities	(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Income tax expense calculated at 34% (2000: 36%) of operating loss	(1,160,545)	(573,660)	(1,110,140)	(573,660)
Permanent Differences:				
Non-deductible expenses	536	323	516	323
Non-deductible Motor Vehicle expenses	7,699	-	7,699	-
Non-deductible Legal expenses	142,674	-	142,674	-
Deductible Motor Vehicle expenses	(5,068)	-	(5068)	-
Foreign Exchange Losses – Unrealised	18,513	-	17,531	-
Research & Development	(60,706)	(53,088)	(60,706)	(53,088)
Capitalised Patents & Trademarks	(194,438)	(109,188)	(194,438)	(109,188)
Other	-	-	-	-
Effect on future income tax benefit and provision for deferred income tax due to the change in income tax rate from 36% to 34% (effective 1 July 2000) and 30% (effective 1 July 2001)	(2,666)	-	(2,666)	-
	(1,254,001)	(753,613)	(1,204,598)	(753,613)

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
3. INCOME TAX (CONT.)				
(Over)/under provision of income tax in previous year	-	-	-	-
Tax losses not brought to account	1,254,001	753,613	1,204,598	753,613
Income tax expense attributable to operating loss	-	-	-	-
(b) Future income tax benefits not brought to account as assets:				
Tax losses – revenue	(3,227,465)	(1,964,332)	(3,178,062)	(1,964,332)
Tax losses – capital	-	-	-	-
Timing differences	73,684	21,455	64,222	21,455
	(3,153,781)	(1,942,877)	(3,113,840)	(1,942,877)

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realised;

b) conditions for deductibility imposed by the law are complied with; and

c) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

4. DIRECTORS' REMUNERATION

The Directors of Metal Storm Limited during the year were:

- Kevin John Dart
- James Brett Lochran Heading
- James Michael O'Dwyer
- Terence James O'Dwyer
- William Arthur Owens
- Peter Louis George Pursey
- Wayne Allan Downing (retired 10 October 2001)

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the company, directly or indirectly, by the company or by any related party			1,012,761	993,483
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities in which they are Directors or by any related party	1,012,761	993,483		

	Company 2001 $	Company 2000 $

4. DIRECTORS' REMUNERATION (CONT.)

The number of Directors of the company whose total income falls within each successive $10,000 band of income (commencing at $0):

	2001	2000
$30,000 - $39,999	1	4
$40,000 - $49,999	2	-
$60,000 - $69,999	1	1
$130,000 - $139,999	-	1
$150,000 - $159,999	1	-
$190,000 - $199,999	1	1
$380,000 - $389,999	-	1
$480,000 - $489,999	1	-

5. EXECUTIVES' REMUNERATION

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party			602,927	384,413
Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party	602,927	384,413		
The number of executive officers whose remuneration falls within each successive $10,000 band of income (commencing at $100,000):				
$100,000 - $109,999	-	-	-	-
$110,000 - $119,999	1	-	1	-
$380,000 - $389,999	-	1	-	1
$480,000 - $489,999	1	-	1	-

6. EXECUTIVE AND EMPLOYEE SHARE OPTION PLAN

The company operates a discretionary employee option plan ("Plan") to enable the Board to provide an incentive to and to reward full-time executives and employees for the key role that they will play in the future success of the company. A summary of the Terms of the Plan is as follows:

Invitations to participate in the Plan are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the company's shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the company's shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder's employment otherwise than in a special circumstance, upon the option holder's being adjudicated bankrupt or any purported alienation of the options by the option holder.

Upon the variation of the share capital of the company, the number of shares subject to the option and the exercise price shall be adjusted in such manner as the company's auditors confirm to be fair and reasonable and consistent with any relevant requirements of the Corporations Law and the Listing Rules.

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

During the financial year ended 31 December 2001, the company issued options over the 575,000 fully paid ordinary shares as follows:

Recipients	No. of Shares	Date of Issue	Exercise Price	Expiry Date
Employees	575,000	3/7/2001	$1.16	2/7/2004

Not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the company's constitution, during the financial year ended 31 December 2001 the company issued options over 6,200,000 fully paid ordinary shares as follows:

No. of Shares	Date of Issue	Exercise Price	Expiry Date
5,000,000	3/7/2001	0.01	2/7/2011
600,000	19/12/2001	1.15	18/12/2004
600,000	19/12/2001	1.64	18/12/2004

During the year company issued 5,000 ordinary shares at an issue price of $0.545 per ordinary share to executives and employees (total amount received was $2,725). The total market value of such shares at 31 December 2001 was $7,250.

	Consolidated		Company	
	2001	2000	2001	2000
	$	$	$	$

7. REMUNERATION OF AUDITORS

Auditor of the Parent Entity				
Auditing the financial report	22,000	22,000	22,000	22,000
Other services	145,000	-	145,000	-
	167,000	22,000	167,000	22,000

8. CURRENT RECEIVABLES

Research Program income receivable	328,500	138,372	328,500	138,372
Amounts due from wholly owned controlled entities	-	-	388,508	-
Prepaid insurance	145,817	80,591	145,817	80,591
Goods and services tax (GST) recoverable	62,472	40,070	62,472	40,070
Other [Sundry debtors]	4,812	-	4,812	-
	541,601	259,033	930,109	259,033

9. OTHER CURRENT FINANCIAL ASSETS

At cost:				
Bills accepted or endorsed by banks	-	3,001,740	-	3,001,740

10. NON-CURRENT RECEIVABLES

Other – Security deposit	11,671	-	-	-

11. INVESTMENTS IN SUBSIDIARIES

Shares in controlled entities (Metal Storm Inc.)	-	-	2,920	-

	Leasehold Improvements $	Plant and Equipment $	Total $
12. PROPERTY PLANT AND EQUIPMENT			
Gross Carrying Amount			
Balance at 31 December 2000	-	131,695	131,695
Additions	3,192	208,189	211,381
Balance at 31 December 2001	3,192	339,884	343,076
Accumulated Depreciation / Amortisation			
Balance at 31 December 2000	-	62,699	62,699
Depreciation expense	114	56,963	57,077
Balance at 31 December 2001	114	119,662	119,776
Net Book Value			
As at 31 December 2000	-	68,996	68,996
As at 31 December 2001	3,078	220,222	223,300
Gross Carrying Amount			
Balance at 31 December 2000	-	131,695	131,695
Additions	3,192	155,037	158,229
Disposals	-	-	-
Balance at 31 December 2001	3,192	286,732	289,924
Accumulated Depreciation / Amortisation			
Balance at 31 December 2000	-	62,699	62,699
Depreciation expense	114	54,973	55,087
Balance at 31 December 2001	114	117,672	117,786
Net Book Value			
As at 31 December 2000	-	68,996	68,996
As at 31 December 2001	3,078	169,060	172,138

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year:				
Leasehold Improvements	114	-	114	-
Plant and equipment	56,963	24,014	54,973	24,014
	57,077	24,014	55,087	24,014

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
13. INTANGIBLES				
Patents, trademarks and licences	1,630,524	1,015,641	1,630,524	1,015,641
Accumulated amortisation	(378,947)	(204,826)	(378,947)	(204,826)
	1,251,577	810,815	1,251,577	810,815
Other (Research & Development)	1,024,168	751,182	1,024,168	751,182
Other (Metal Storm Technology)	1,125,000	1,125,000	1,125,000	1,125,000
	3,400,745	2,686,997	3,400,745	2,686,997
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year of patents, trademarks and licences	174,121	89,849	174,121	89,849
14. TECHNOLOGY DEVELOPMENT				
Funds committed to the development of the Metal Storm technology by third parties at 31 December 2001 [Note: These amounts do not include approx $40 million (US$20 million) stage 2 funding of the US/Australian government commitment pursuant to the government to government agreement executed in November 2000, which is conditional on successful completion of stage 1]	60,000,000	55,850,000	60,000,000	55,850,000
Subject to the following, amounts expended at 31 December 2001	7,035,000	1,800,000	7,035,000	1,800,000

Amounts expended do not include resources expended to model and research the Metal Storm technology by the US and Australian governments pursuant to the government to government agreement executed in November 2000. These amounts are not available for public disclosure.

	Consolidated		Company	
15. CURRENT PAYABLES	2001 $	2000 $	2001 $	2000 $
Trade payables	200,327	184,732	200,327	184,732
Goods and Services Tax (GST) payable	46	-	46	-
PAYG Tax payable	10,179	-	10,179	-
Other sundry accruals	119,206	143,418	119,206	143,418
	329,758	328,150	329,758	328,150

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
16. CURRENT PROVISIONS				
Employee entitlements (note 19)	93,224	42,492	85,984	42,492
Other FBT Provision	9,552	-	9,552	-
	102,776	42,492	95,536	42,492
17. NON-CURRENT PAYABLES				
Liability for employee purchases	21,723	-	-	-
	21,723	-	-	-
18. NON-CURRENT PROVISIONS				
Employee entitlements (note 19)	60,586	19,061	24,336	19,061
	60,586	19,061	24,336	19,061
19. EMPLOYEE ENTITLEMENTS				
The aggregate employee entitlement liability recognised and included in the financial statements is as follows:				
Provision for employee entitlements:				
Current (note 16)	93,224	42,492	85,984	42,492
Non-current (note 18)	60,586	19,061	24,336	19,061
	153,810	61,553	110,320	61,553

	Consolidated 2001 No.	Consolidated 2000 No.	Company 2001 No.	Company 2000 No.
Number of employees at end of financial year	7	5	6	5

	Consolidated 2001 $	Consolidated 2000 $	Company 2001 $	Company 2000 $
20. NON-HEDGED FOREIGN CURRENCY BALANCES				
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:				
US Dollars				
Current – cash on deposit	1,933,918	57,609	1,792,135	57,609
21. CONTRIBUTED EQUITY				
Contributed Equity				
423,405,058 fully paid ordinary shares (2000: 421,250,210)	17,025,502	13,920,038	17,025,502	13,920,038
	17,025,502	13,920,038	17,025,502	13,920,038
Fully Paid Ordinary Share Capital				
Balance at beginning of financial year	421,250,210	13,920,038	84,250,042	13,920,038
Share split (5 for 1)	-	-	337,000,168	-
Issue of shares	2,148,348	3,102,739	-	-
Issue of shares under executive and employee share option plan (note 6)	5,000	2,725	-	-
Balance at end of financial year	423,403,558	17,025,502	421,250,210	13,920,038
Fully paid ordinary shares carry one vote per share and carry the right to dividends.				
22. RETAINED LOSSES				
Balance at beginning financial year	(3,805,446)	(2,152,189)	(3,805,446)	(2,152,189)
Net loss	(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Balance at end of financial year	(7,224,206)	(3,805,446)	(6,922,180)	(3,805,446)

23. CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest 2001 %	Ownership Interest 2000 %
Parent Entity			
Metal Storm Limited	Australia	-	-
Controlled Entities			
Metal Storm, Inc	USA	100%	-

	Revenue		Results		Assets	
	2001	2000	2001	2000	2001	2000
Geographical	$	$	$	$	$	$

24. SEGMENT INFORMATION

The company operates predominantly in the industry of research and development of ballistics technology.

The above industry segments derive revenue from the following products and services:

	Revenue 2001	Revenue 2000	Results 2001	Results 2000	Assets 2001	Assets 2000
Australia	1,232,282	749,330	(3,186,734)	(1,653,257)	10,091,524	10,504,295
United States of America	7,858	-	(252,026)	-	204,615	-
	1,240,140	749,330	(3,438,760)	(1,653,257)	10,296,139	10,504,295
Unallocated	-	-	-	-	-	-
	1,240,140	749,330	(3,438,760)	(1,653,257)	10,296,139	10,504,295

	Consolidated		Company	
	2001	2000	2001	2000

25. EARNINGS PER SHARE

	Consolidated 2001	Consolidated 2000	Company 2001	Company 2000
Basic earings per share (cents per share)	(0.81)	(0.60)	(0.81)	(0.60)
The weighted number of ordinary shares on issue used in the calculation of basic earings per share.	423,403,058	281,293,857	423,403,058	281,293,856

Diluted earnings per share is not materially different from the basic earings per share and therefore is not disclosed in the financial statements. Share options outstanding at 31 December 2001 in respect of Directors and employees are outlined in note 6. These options represent potential ordinary shares and are not dilutive and therefore have been used in the calculation of the diluted earnings per share.

26. RELATED PARTY DISCLOSURES

(a) Equity Interests in Related Parties

Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 23 to the financial statements.

(b) Directors' Remuneration and Retirement Benefits

Details of Directors' remuneration and retirement benefits are disclosed in note 4 to the financial statements and in the Directors' report at page 25.

		Consolidated		Company	
		2001	2000	2001	2000
		$	$	$	$
(c) Directors' Loans					
Directors' loans in existence as at the reporting date:					
Current		58	2,368	58	2,368
		58	2,368	58	2,368
Repayments received during the financial year in respect of Directors' loans:					
Nature of terms and conditions	***Director***				
Normal commercial terms and conditions	JM O'Dwyer	2,368	756	2,368	756
		2,368	756	2,368	756

	2001 No.	2000 No.

26. RELATED PARTY DISCLOSURES (CONT.)

(d) Directors' Equity Holdings

Ordinary Shares	2001 No.	2000 No.
Issued during the financial year to Directors and their Director-related entities by:		
Metal Storm Limited	-	265,158,774
	-	265,158,774
Redeemed, exercised or bought back during the financial year from Directors and their Director-related entities by:		
Metal Storm Limited	-	-
	-	-
Held as at the reporting date by Directors and their Director-related entities by:		
Metal Storm Limited	328,129,090	339,289,511
	328,129,090	339,289,511

Other Equity Instruments	Executive Share Options 2001 No.	Executive Share Options 2000 No.
Issued during the financial year to Directors and their Director-related entities by:		
Metal Storm Limited	5,000,000	500,000
	5,000,000	500,000
Redeemed, exercised or bought back during the financial year from Directors and their Director-related entities by:		
Metal Storm Limited	-	-
	-	-
Held as at the reporting date by Directors and their Director-related entities by:		
Metal Storm Limited	6,000,000	1,000,000
	6,000,000	1,000,000

26. RELATED PARTY DISCLOSURES (CONT.)

(e) Other Transactions With Directors

At 31 December 2001, Mr JM O'Dwyer owed the company $58 ($2,368 in 2000)

During the financial year, amounts totalling $44,556 (nil in 2000) were paid or payable by the company to Clarity Business Consulting Pty Ltd for consultancy services, of which Mr PLG Pursey is a Director and shareholder.

During the financial year, amounts totalling $251,014 ($24,277 in 2000) were paid or payable by the company to McCullough Robertson Lawyers for legal services, of which Mr JBL Heading is a partner.

During the financial year, amounts totalling $128,747 ($265,505 in 2000) were paid or payable by the company to BDO Kendalls business advisors for accounting and consultancy services, of which Mr TJ O'Dwyer is a partner.

During the financial year, amounts totalling $156,506 ($107,942 in 2000) were paid or payable by the company to Admiral WA Owens (US Navy retired) pursuant to a consultancy agreement with the company.

During the financial year, amounts totalling $122,226 ($158,719 in 2000) were paid or payable by the company to General WA Downing (US Army retired) pursuant to a consultancy agreement with the company.

27. NOTES TO THE STATEMENT OF CASH FLOWS

	Consolidated		Company	
	2001 $	2000 $	2001 $	2000 $
(a) Reconciliation of Cash				
For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Cash	6,118,822	4,487,530	5,977,040	4,487,530
Bank overdraft	-	-	-	-
	6,118,822	4,487,530	5,977,040	4,487,530
(b) Reconciliation of Loss from Ordinary Activities after related income Tax to Net Cash Inflows/(Outflows) from Operating Activities				
Operating loss from ordinary activities after related income tax	(3,438,760)	(1,653,257)	(3,186,734)	(1,653,257)
Depreciation of non-current assets	57,077	24,014	55,087	24,014
Foreign exchange loss	57,438	-	52,526	-
(Profit)/loss on sale of non-current assets	(227)	-	(227)	-
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:				
(Increase)/decrease in assets:				
Current receivable	(217,341)	(175,946)	(217,341)	(175,946)
Prepayments	(65,226)	44,607	(65,226)	44,607
Increase/(decrease) in liabilities:				
Current trade payables	1,608	62,159	1,608	62,159
Other current liabilities	60,283	(42,812)	53,044	(42,812)
Non-current trade payables	21,723	-	-	-
Other non-current liabilities	41,525	5,056	5,275	5,056
	(3,481,900)	(1,736,179)	(3,301,988)	(1,736,179)

28. FINANCIAL INSTRUMENTS

(a) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Interest Rate Risk

The following table details the economic entity's exposure to interest rate risk as at 31 December 2001:

2001	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity: Less than 1 Year	Fixed Interest Rate Maturity: 1 to 5 Years	Fixed Interest Rate Maturity: More than 5 Years	Non-Interest Bearing	Total
	%	$	$	$	$	$	$
Financial Assets							
Cash	4.9%	2,594,186	3,524,136	-	-	500	6,118,822
Trade receivables	-	-	-	-	-	541,601	541,601
		2,594,186	3,524,136	-	-	542,101	6,660,423
Financial Liabilities							
Trade payables	-	-	-	-	-	329,758	329,758
Employee entitlements	-	-	-	-	-	153,810	153,810
	-	-	-	-	-	483,568	483,568

28. FINANCIAL INSTRUMENTS (CONT.)

The following table details the economic entity's exposure to interest rate risk as at 31 December 2000:

			Fixed Interest Rate Maturity				
	Average Interest Rate	Variable Interest Rate	Less than 1 Year	1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total
2000	%	$	$	$	$	$	$
Financial Assets							
Cash	6.1	4,454,480	32,550	-	-	500	4,487,530
Cash	6.6	-	3,001,740	-	-	-	3,001,740
Trade receivables	-	-	-	-	-	178,442	178,442
	-	4,454,480	3,034,290	-	-	178,942	7,667,712
Financial Liabilities							
Trade payables	-	-	-	-	-	328,150	328,150
Employee entitlements	-	-	-	-	-	61,553	61,553
	-	-	-	-	-	389,703	389,703

(c) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk.

(d) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

29. ADDITIONAL COMPANY INFORMATION

Metal Storm Limited is a listed public company, incorporated in Australia and operating in Australia and the United States of America.

Principal Registered Office

Level 34
Central Plaza One
345 Queen Street
Brisbane Qld Australia
Tel: +61 7 3221 9733
Fax: +61 7 3221 9788
Email: ms@metalstorm.com
www.metalstorm.com

Principal Place of Business

AUSTRALIA
Level 34
Central Plaza One
345 Queen Street
Brisbane Qld Australia
Tel: +61 7 3221 9733
Fax: +61 7 3221 9788
Email: ms@metalstorm.com
www.metalstorm.com

UNITED STATES OF AMERICA
Suite 810
4350 N Fairfax Drive
Arlington VA USA
Tel: +1 703 248 8218
Fax: +1 703 248 8262
Email: ms@metalstorm.com
www.metalstorm.com

ADDITIONAL STOCK EXCHANGE INFORMATION

As at 14 March 2002

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Share Capital

- 423,403,558

All issued ordinary shares carry one vote per share.

Options

- 7,545,000

Options do not carry a right to vote.

DISTRIBUTION OF HOLDERS OF EQUITY SECURITIES

	Fully Paid Ordinary Shares
1 - 1,000	2,169
1,001 - 5,000	3,418
5,001 - 10,000	923
10,001 - 100,000	677
100,001 and over	54
	7,241
Holdings less than a marketable parcel	334

SUBSTANTIAL SHAREHOLDERS

	Fully Paid	
	Number	Percentage
Ordinary Shareholders		
JM O'Dwyer	131,517,059	31.06
Charter Pacific Corporation Limited	119,909,531	28.32
O'Dwyer Investments Pty Ltd	68,212,500	16.11
	319,639,090	75.49

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES

	Fully Paid	
Ordinary Shareholders	Number	Percentage
JM O'Dwyer	131,517,059	31.06
Charter Pacific Corporation Limited	119,909,531	28.32
O'Dwyer Investments Pty Ltd	68,212,500	16.11
ANZ Nominees Limited	9,809,602	2.32
Jezdon Pty Ltd	9,266,949	2.19
B Walton	8,025,000	1.90
Milaroi Pty Ltd	7,385,000	1.74
G Bugden	6,342,775	1.50
Sire Pty Limited	3,517,955	0.83
MS Investments No2 Pty Ltd	3,239,213	0.77
MJ Harris	3,850,000	0.91
Idameneo Number 62 Pty Ltd	1,776,321	0.42
JM Kimsey	1,390,154	0.33
Double Knob Pty Ltd	1,055,000	0.25
RJ Ross	895,165	0.21
B Kidd	850,000	0.20
D Kidd	850,000	0.20
SA Weiss	658,194	0.16
Merrill Lynch (Australia)	638,881	0.15
AT Walters	550,000	0.13
	379,739,299	89.70

ADDITIONAL STOCK EXCHANGE INFORMATION

As at 14 March 2002

COMPANY SECRETARY

Peter Ronald Wetzig, CA FCIS

PRINCIPAL REGISTERED OFFICE

Level 34
Central Plaza One
345 Queen Street
Brisbane Qld Australia
Tel: +61 7 3221 9733
Fax: +61 7 3221 9788
Email: ms@metalstorm.com
www.metalstorm.com

PRINCIPAL ADMINISTRATION OFFICE

Level 34
Central Plaza One
345 Queen Street
Brisbane Qld Australia
Tel: +61 7 3221 9733
Fax: +61 7 3221 9788
Email: ms@metalstorm.com
www.metalstorm.com

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 27 Central Plaza One
345 Queen Street
Brisbane Qld Australia 4000
Tel: +61 7 3237 2137
Fax: +61 7 3229 9860
www.computershare.com

STOCK EXCHANGE LISTINGS

Metal Storm Limited's ordinary shares are quoted by the Australian Stock Exchange Limited (trading code: MST) and its American Depositary Receipts (ADRs) are quoted on the Nasdaq exchange in the United States of America (ticker symbol: MTSX).

METAL STORM®

Metal Storm strengthens management team with new Chief Corporate Officer
April 4, 2002

ARLINGTON, VA, USA – April 4, 2002. Metal Storm Limited (ASX code: **MST** and NASDAQ Small Cap ticker symbol: **MTSX**), a pioneer of electronic ballistics technology, has appointed Charles ("Chuck") A. Vehlow as Chief Corporate Officer ("CCO"), effective April 8, 2002. Chuck Vehlow will be based in the company's US office in Arlington, Virginia and will report to Mike O'Dwyer, Chief Executive Officer and President. As CCO, Mr. Vehlow will be responsible for operational aspects of Metal Storm's business in the US with an emphasis on further negotiating and developing relationships for the company's technology with the defence industry, US Department of Defense, and commercial civilian markets.

Chuck Vehlow's appointment builds on Metal Storm's US management team, which includes the company's Chairman, Admiral Bill Owens (US Navy retired), CEO and President, Mike O'Dwyer, and Senior Vice President – North America, Mr Art Schatz.

Chuck Vehlow brings a breadth of corporate, defence and management skills to Metal Storm, a background in taking R&D projects through to successful completion of procurement contracts and experience in leading negotiations of technology licensing agreements, contracts and mergers and acquisitions. He also has extensive experience in both early stage and established business environments.

Between 1988 and 2000, Mr. Vehlow worked at Boeing and McDonnell-Douglas, where he held positions of increasing responsibilities in operations including engineering, manufacturing and distribution. From 1998 to 2000, he served as Vice President and General Manager for the Boeing Helicopter Division. Between 1991 and 1998, he served as Vice President of the Apache Program, which was a high-profile R&D program run by McDonnell-Douglas for the Army, resulting in the current AH-64D Longbow Apache remanufacture production program. From 1988 to 1991, Mr. Vehlow served as Director of Customer Support at McDonnell-Douglas. Following his tenure at Boeing, he served as Chief Operating Officer for Power Medical Interventions, Inc., a start-up medical device company, where he was responsible for its daily operations. Mr. Vehlow holds a Bachelor of Science degree in Engineering from West Point, a Master of Science degree in Aero Engineering from Massachusetts Institute of Technology and Masters in Business Administration from Long Island University.

Mike O'Dwyer said, "Appointing Chuck Vehlow marks a key step in building and strengthening our senior executive management team as we position the company to take advantage of the commercial opportunities for our revolutionary, 100% electronic ballistics technology. It comes at a critical juncture in the evolution of Metal Storm when development, understanding and adoption of our technology is expanding rapidly and we are seeing accelerating opportunities in the US defence market, especially for homeland defence and counter terrorism solutions."

Mr. O'Dwyer concluded, "We realize that in order to capture these expanded opportunities, we need an executive to direct operational aspects and help us build the business. In particular, we believe we will benefit from Chuck's practical experience in briefing the Pentagon, Congressional and senior military executives on various aspects of R&D programs and in exploring business opportunities with them. In addition to strengthening our existing management team, having Chuck onboard enables me to focus on overseeing the strategic development of the company and advancing the scientific applications of the technology into such new areas as high-rise fire fighting, broader 60mm applications and higher calibres."

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has US$50 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

==ENDS==

Further Information:

In Australia
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America
Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Metal Storm's High-Rise Fire Fighting System to be Presented at the Halon Options Technical Working Conference 2002
April 24, 2002

BRISBANE, Australia: Metal Storm Limited (ASX code: **MST** and Nasdaq Small Cap ticker symbol: **MTSX**), a pioneer of electronic ballistics technology, announced today that John Brooks of Firepak Oil and Gas Industries, Ltd. (FO&GI) will present a paper entitled "Aerosol Fire Suppression for High Rise Structural Applications Via Aircraft Distribution Using Metal Storm Technologies" at the Halon Options Technical Working Conference 2002 (HOTWC) in Albuquerque, New Mexico, USA, April 30 - May 2, 2002.

Metal Storm has been working with FO&GI and Pyrogen Australia Pty Ltd, both of whom have been seeking a rapid delivery system for their halon alternative, Pyrogen aerosol canisters, for fighting fires in high-rise buildings. Halon, a commonly used product in fire fighting, will be phased out by 2003 under the "Montreal Protocol on Substances that Deplete the Ozone Layer". This protocol is regulated through the United Nations Environment Program. Pyrogen aerosol is a widely accepted alternative to halon and has proven to be an effective fire suppression and extinguishing agent.

The conference provides a unique forum for the presentation of halon alternatives in fire suppression, explosion suppression, the inertion of flammable environments, and the protection of assets. The conference also serves as an information exchange within the halon community on current halon use, research and technology.

Mike O'Dwyer, Metal Storm's President and Chief Executive Officer, said, "It is an honor to have Mr. Brooks present Metal Storm's fire fighting solutions at the HOTWC 2002 conference. Currently, the primary method of fire protection in high-rise buildings relies on fixed sprinkler systems. We believe that helicopter-mounted launchers using our 100% electronic, multi-barrel projectile system, can deliver Pyrogen aerosols at the very fast rate required to control or overwhelm fires until such time as fire fighters can access the site. This method of high-rise fire control could provide the crucial time needed for firefighters to do their job and for people to exit the building safely. By successfully combining these technologies, we believe we can develop a delivery system for environmentally-compliant products that can contribute to saving lives in a safe and timely manner."

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has A$100 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

About Pyrogen Australia Pty Ltd
Pyrogen Australia Pty Limited based in Sydney, Australia, is a subsidiary of Pyrogen Corporation, an international company marketing and distributing Pyrogen fire suppression products. Pyrogen Corporation has offices in UK, Malaysia and Australia and an extensive network of Product Distributors and Dealers worldwide. The Company's investment in their new technology has resulted in the Pyrogen Fire Suppression System being used extensively on sites worldwide. The Company is conducting ongoing research and development in the fire suppression market and opening new applications for Pyrogen aerosol technology. Visit Pyrogen's website

About Firepak Oil and Gas
Firepak is the Pyrogen master distributor for the Americas, and is based in Houston, Texas. FO&GI's main focus is providing fire protection and safety related services to the Energy, Marine and Transportation markets. Through their expanding international distribution network and installer base, they provide new innovative solutions for fire protection. Firepak's work in the fire protection industry has led for a call for an aerosol standards committee to be formed this year by the National

Fire Protection Association (NFPA) for a new USA standard. Visit Pyrogen's website

About HOTWC: Visit website

Safe Harbour
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

Further information:
In Australia:
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Results of Meeting

Document date: Mon 29 Apr 2002 **Published:** Mon 29 Apr 2002 15:44:42
Document No: 146407 **Document part:** A
Market Flag: N
Classification: Results of Meeting

METAL STORM LIMITED 2002-04-29

HOMEX - Brisbane

++++++++++++++++++++++++
Please be advised that the following resolutions were pas Annual General Meeting of the company today.

ORDINARY BUSINESS

1. Mr KJ Dart, who retires by rotation, be and is hereby director of the company.

2. Mr PLG Pursey, who retires by rotation, be and is herel director of the company.

SPECIAL BUSINESS

1. That Ernst & Young be and is hereby appointed as audit company, having consented to so act, to replace Messrs De Tohmatsu which has resigned effective from the date of to meeting.

2. The proxies in respect of representation and voting at General Meeting of the company be destroyed.

P R Wetzig
GENERAL MANAGER - COMMERCIAL
AND COMPANY SECRETARY

Results of Meeting

Document date: Mon 29 Apr 2002 **Published:** Mon 29 Apr 2002 15:44:42
Document No: 146407 **Document part:** A
Market Flag: N
Classification: Results of Meeting

METAL STORM LIMITED 2002-04-29 ASX-SIGNAL-

HOMEX - Brisbane

+++++++++++++++++++++++++
Please be advised that the following resolutions were passed at the Annual General Meeting of the company today.

ORDINARY BUSINESS

1. Mr KJ Dart, who retires by rotation, be and is hereby elected a director of the company.

2. Mr PLG Pursey, who retires by rotation, be and is hereby elected a director of the company.

SPECIAL BUSINESS

1. That Ernst & Young be and is hereby appointed as auditor of the company, having consented to so act, to replace Messrs Deloitte Touch Tohmatsu which has resigned effective from the date of today's meeting.

2. The proxies in respect of representation and voting at the Annual General Meeting of the company be destroyed.

P R Wetzig
GENERAL MANAGER - COMMERCIAL
AND COMPANY SECRETARY

Chairman's Address - Admiral Bill Owens' address to the Annual General Meeting, Melbourne Australia.

April 29, 2002

Good morning ladies and gentlemen, my name is Bill Owens and as Chairman of Metal Storm it gives me great pleasure to welcome you to this year's Annual General Meeting.

As some of you may realise, although a resident of the United States, it is with great honour that I serve on the boards of two Australian companies - yours here today and Telstra's. I mention this because, while in the air to Australia, it occurred to me that despite their obvious size differences, the companies share a number of common traits. Both are focused on developing new generation technologies; they share a commitment to pioneering new commercial horizons; and both have a forward reaching international perspective.

However, while Telstra is well advanced in its life cycle development, Metal Storm's journey as a corporate entity has virtually just begun. This raises essentially what I want to speak in some detail about today. That is:

- Where exactly is Metal Storm travelling, what will we find at our final destination, and how do we intend getting there;
- How far have we travelled to date; and
- That perennial question posed to all parents - "how much longer till we arrive"

Firstly, our desired destination and what it will entail for shareholders. I have always placed great store in conceptualising future directions and working strategically to achieve a clearly defined vision. So just what is my and my fellow directors' vision for Metal Storm in say five years from now? What you would see is:

- The wide-spread commercialisation of Metal Storm technology through licensing and royalty agreements with some of the world's largest defence companies;
- Metal Storm manufacturing selected commercial applications of its technology for both the defence and industrial sectors;
- A company with strong positive cash flow and sustained profitability;
- Payment of regular dividends to shareholders;
- A company with a market capitalisation many fold higher than current levels;
- "Tier one" recognition by the investment communities both here in Australia and the US;
- A highly internationalised share register with a strong institutional presence;
- A sophisticated and extensive in-house R&D and engineering capability to unlock continued new applications of the company's technology; and
- A visionary, top-tier management team leading a multi-skilled workforce numbering at least several hundred.

To some this description may sound like some form of corporate nirvana. However, there is already compelling evidence that each of the outcomes described can be achieved within the time frame stated.

It is important for our shareholders, the investment community and the media to understand that Metal Storm is well past its initial demanding hurdles. I refer here to conclusively proving that the company's technology works, its future applications are viable and that there is legitimate, high-level commercial interest in securing licensing arrangements with Metal Storm.

As Abraham Lincoln said: "Determine first that the thing can and shall be done, and then we shall find the way."

While Metal Storm has unequivocally established that the "thing" can be done, many of you may rightfully ask have we found the way. In other words, how exactly do we intend reaching our destination.

Our most pressing objective is to start successfully licensing and commercialising our technology

This is an absolute imperative as it will enable us to become cash flow positive, expedite our own proprietary development programs and most importantly, provide financial returns to our loyal shareholder base.

Progress on this critical goal is paradoxically both driven and occasionally constrained by the A$100 million plus being invested by both US and Australian organisations in research programs which are supportive of our intellectual property. These efforts are undoubtedly progressing the evolution of Metal Storm's technology to a fully-fledged commercial position, and our CEO, Mike O'Dwyer will provide you with an update on these developments following my address.

These efforts, and particularly those of our US strategic alliance partner, SAIC, and DSTO, with their unfailing support, both of which will continue to play an integral part in our longer-term plans. To complement and strengthen these efforts, the company is committed to significantly enhancing its own internal R&D capability. Importantly, this initiative will provide Metal Storm with a primary capability in setting and directing its future developmental goals, and the ability to independently set its own milestone timeframes.

Your directors consider that the most effective and expeditious means of developing these critical capabilities would be through acquiring an existing company with a proven record of performance in these areas. Other criteria considered essential for any future acquisition target, include:

- A proven involvement in defence and security procurement projects;
- High level management, intellectual resources and systems;
- Established relationships with leading defence agencies and private industry partners;
- Proven expertise and experience in successfully commercialising technologies and distributing them;
- Existing technology solutions capable of developing potential product synergies with Metal Storm; and, equally as importantly,
- An established income stream with strong upside potential

It is certain, based on this "wish list" and Metal Storm's heightened focus on the US market, that any eventual acquisition will be based in that country.

For the company to reach its ultimate potential, it will also be necessary to further broaden and strengthen our senior executive team, particularly in the US.

To date we have deliberately maintained a lean, but highly functional management structure. However, it is now increasingly apparent that to propel Metal Storm into its next lifecycle stage as a public company and to close vital licensing deals, we need to invest further in our internal resources.

Lastly, we need to capitalise on our recent Nasdaq listing to heighten our profile, attract new investors and of course, increase the wealth of our shareholders. As we continue to move forward, make new deals and pioneer new applications for our technology, it will be critical to ensure the market and the US investment community are made aware of these achievements. This will power our share price in both the US and Australia, place us squarely under the institutional spot light, and significantly enhance our capital raising potential.

To recap on the basic tenents of our forward strategy, we must:
- expedite initial licensing agreements to generate cash flow;
- boost our internal R&D resources;
- add further "muscle" to our senior management ranks;
- fully utilise the opportunities presented by our Nasdaq listing.

This leads me to the second part of today's address, exactly how is Metal Storm performing on each of these fronts. Or, as our shareholders are entitled to ask, are we knocking on the door of our final destination or still at home, packing for the journey?

To be frank, our progress to date on securing our vital first licensing agreements has been slower than expected. This is of some concern to the Board, and we are obviously working with ruthless endeavour on this area.

Our shareholders would not be aware of the considerable time and resources committed to date on negotiating potential licensing arrangements with several major organisations. In fact, there have been past instances where agreements could have been finalised. You are entitled to ask why they were not. Quite simply they were not in the best commercial interests of the company, or its shareholders. They were not the right deals because they would have devalued the full worth of our technology, and lessened Metal Storm's control over its future destiny.

While their consummation would have provided a welcome cash injection, they would not have significantly enhanced longer-term shareholder wealth. This outcome is a non-negotiable imperative for any future deals we strike.

As outlined earlier we are also aiming to boost our internal R&D capabilities. I am pleased to report today that we have formally commissioned assistance to identify and locate suitable acquisitions which meet the previously outlined criteria. This initiative has already upturned several prospective businesses to date.

A successful transaction would undoubtedly hasten and widen the commercialisation opportunities open to the company. It would also open an immediate cash stream and provide access to a significantly enhanced pool of skilled employees and front-line management. In essence, it would elevate Metal Storm several tiers in terms of its corporate evolution.

I stated earlier that one of our pressing goals was to strengthen the company's senior management depth. In line with this strategy, earlier this month Metal Storm announced the appointment of a new Chief Corporate Officer to be based in our US office in Arlington, Virginia.

Our new CCO, Chuck Vehlow, who started earlier this month, will be responsible for all operational aspects of Metal Storm's business in the US. In particular, he will focus on developing relationships for the company's technology with the local defence industry, US Department of Defense and commercial civilian markets.

Significantly, Mr Vehlow brings to Metal Storm a documented ability to identify, negotiate and close "big ticket" procurement contracts and technology licensing agreements. He has previously worked with a number of leading US defence suppliers. From 1998 to 2000 he was Vice President and General Manager of the Boeing Helicopter Division. Before this he served as Vice President of the McDonnell-Douglas Apache Program. This high profile R&D program which was conducted for the US Army resulted in the current AH-64 D Longbow Apache re-manufacture production program.

Mr Vehlow's experience and qualifications undoubtedly strengthen Metal Storm's capability to secure lucrative defence-related procurement contracts and widen its involvement in collaborative R&D programs. Among his numerous qualifications are a Bachelor of Science Degree in Engineering from West Point, a Master of Science Degree in Aero Engineering from the Massachusetts Institute of Technology and a Masters in Business Administration.

In particular, Mr Vehlow's in-depth experience in briefing the Pentagon, Congressional and senior military executives are expected to advance Metal Storm's R&D programs and open new opportunities with a wider range of US agencies. Along with our existing CEO, Mike O'Dwyer, and our Senior Vice President - North America, Art Schatz, Mr Vehlow's appointment provides Metal Storm with an extremely "heavy hitting" senior executive team in the US.

As indicated earlier, this pronounced management capability will be even further advanced if a strategic acquisition can be finalised in the future.

And now to the last criteria on which shareholders should evaluate our performance to date. Is our profile on the up and how seriously is Metal Storm taken, particularly in the "deal critical" US market?

Shareholders may be aware that prior to our Nasdaq listing in November 2001, the company commissioned the leading New York investor relations firm, Lippett / Heilshorn & Associates to build market awareness of Metal Storm and the unique capabilities of its technology. In tandem with these efforts the company's directors and senior management are continuing to make in-depth coasts of the US.

These initiatives will continue to be a major priority for Metal Storm's personnel, so we can fully optimise on the incredible momentum the Nasdaq listing has afforded the company. I cannot overly stress just how significant a milestone this listing is for Metal Storm. For a company of our size, and at a relatively embryonic stage of development, to successfully list on one of the world's most dynamic stock exchanges is an incredible effort. While this achievement came at a considerable cost to the company, I have no doubts whatsoever that the investment committed in this area will be repaid many times over during the years ahead.

It would have been impossible to achieve the growing profile we currently enjoy in the US investment community without the listing. It has also magnified our credibility within US government defence circles and the various industry leading companies we find ourselves increasingly dealing with in North America.

Our Nasdaq listed status also provides us with a decided "edge" to the offers we can make to potential acquisitions. Any future acquisition which may eventuate will in all likelihood be an unlisted company. As a listed entity we can offer such groups the advantages of greater liquidity, an enhanced capital raising capability, and more flexibility for compensation to employees.

Our Australian-based shareholders will also be among the major beneficiaries of the Nasdaq listing. Future milestone announcements regarding new R&D and licensing agreements, potential acquisitions and progress on our commercialisation programs are all expected to leverage substantial demand for Metal Storm ADRs, which we hope will obviously have a direct impact on our stock price here in Australia.

I hope through today's address that you've gained further insight as to the very real progress Metal Storm has made on many fronts.

So where do we move from here, and what are the key performance targets we want to meet within the next 12 months.

Firstly, our overriding aim will be to 'bed down' the first licensing deals for our technology. I have no doubts that the appointment of our new CCO, Chuck Vehlow, and Mike O'Dwyer's increased presence in the US based in our Virginia office, will substantially speed our progress towards this goal.

It is absolutely critical for us to expedite this first deal to reinforce our credibility to the market, and to generate a time critical income stream to support the continued expansion of our operations and programs both within Australia and the US. Essentially this income will be needed in around six months from now. As previously stated, the Board is reviewing a range of contingencies available to it to ensure the necessary support required to sustain the company's current momentum will be in place should commercial income streams not have not been finalised by that time.

Secondly, we are confident that over the next year, we will significantly build our internal R&D resources, and supplement this strength through being able to access an in-house production / engineering facility. Both these functions are essential if we are to step up to the next stage of our success cycle maturation.

As you heard earlier, we are seriously working towards the acquisition of an established, dynamic technology business which can offer Metal Storm these and other synergistic benefits.

If our "wish list" is fulfilled, it will also provide a significant bolstering of our senior management ranks, along with an established income stream.

While these are two of the preferred outcomes from any future acquisition we may possibly make, they are also both areas which the company will continue to assiduously pursue in its own right over the coming year.

Finally, in terms of our profile and market perception, by 2003 we will continue to work for a more continue to brief leading brokers and institutions from both countries on what we are confident will increasingly be the company's commercial achievements rather than purely our technology and its potential. We are working to ensure that 12 months from now Metal Storm will enjoy a markedly higher capitalisation, and that there will be a meaningful institutional presence on its share register.

I legitimately believe the company will be entering its most productive phase to date, with commercial returns from its technology a reality rather than just a dream.

You will gather from my comments that my belief in this company and its technology is unshakeable. Metal Storm undoubtedly has a great future. Its product is unique and cannot be replaced, its management has a proven expertise in the all-critical defence sector, and its Board is unified in its unstinting commitment to achieving commercial success.

I sincerely thank my fellow directors for not only their support and input to all areas of Metal Storm's operations, but also for their passionate belief in its future. In particular I would like to acknowledge the efforts of my fellow US director Wayne Downing who retired from our Board in October following his appointment by President Bush as the head of the US Government's counter terrorism operation. I also wish to personally thank our CEO, Mike O'Dwyer for his boundless energy in furthering the company's cause. He has, and will continue to make an immeasurable contribution to this company's continued success and expansion.

Ladies and gentlemen, before concluding today, I want to emphasise how it is vital for Metal Storm to lift another gear over the next 12 months. It is equally important that you as shareholders have an opportunity to judge and comment on our performance. If I was handing out a report grade today on Metal Storm progress to date, in all fairness I believe it would read: "Performing well, but not reaching full potential - improvement in some areas needed."
In 12 months when we meet again I'm adamant that a similar scorecard will read: "Significant achievement across the board."

Ladies and gentlemen, again thank you for attending today and I'd like now to introduce our CEO, Mike O'Dwyer for a further insight into how some of our key programs are developing.

WA Owens
Chairman

CEO's address: Mike O'Dwyer's address to the Annual General Meeting, Melbourne Australia
April 29, 2002

Introduction:
Ladies and gentlemen, I would also like to extend to you a welcome to Metal Storm's third Annual General Meeting.

2001 proved a remarkable year for our company. Tragically though, just four months after I addressed you last year, the unimaginable occurred with the strike by terrorists on September 11. As a result of this act, a new and far-reaching threat has been posed to world security and existing defence arrangements. The company is confident our technology is eminently suited to meeting these challenges. Metal Storm responded to the events of September 11 by urgently developing a number of concepts for counter terrorism applications of our technology, some of which are outlined in more detail further in this address.

We have concentrated our funding applications around those Metal Storm counter terrorism concepts which we expect to have relatively lower development risks. As a result, it is possible that a counter terrorism application of our technology may be the first Metal Storm product delivered to the defence market. Accordingly, this area of our endeavour has become a priority for us, albeit of course, unforeseen prior to September 11.

Shareholders should be aware that, while these new concept applications are being pursued vigorously, they in no way diminish our primary commitment to our existing, established programs. Given the significant progress being made with the existing programs, they will remain the mainstay of our commercial focus for the foreseeable future. Accordingly, while success in developing certain of the new counter terrorism applications may accelerate the fielding of Metal Storm weapons and increase our commercial potential, the future of our company will not depend only on them.

The recent technical success of program developments in 40mm and 60mm calibres has been mirrored by our US expansion strategy. For instance, the operational support available through our existing Australian office has now been duplicated with the opening of our Washington DC office in Virginia, near the heartland of the US Department of Defense, in July 2001. The new office has already proved an invaluable resource for our escalating level of involvement with US agencies and alliance partners.
Undoubtedly, our most critical achievement in the US in the year under review was our successful listing on the Nasdaq Small Cap market in December. The attainment of this long-held objective for the company is expected to significantly raise our profile in the US financial and defence communities, and to lay the foundations of a truly international share register for Metal Storm. Both will undoubtedly hold major positive outcomes for the company's shareholders in the medium to longer term.

Board Changes:
In what has been a milestone event for our company during the year, Admiral Bill Owens (US Navy retired) assumed the position of Chairman of the Board of Metal Storm Limited. For an emerging defence company such as ours, Bill Owens brings the benefit of his unparalleled combination of business and defence-related experience to focus on the opportunities and tasks before us.

We should pay tribute to the fulsome effort and active support that General Wayne Downing (US Army retired) applied to progressing our company, prior to his retirement as a Metal Storm company director in October 2001. General Downing was required to relinquish his commercial positions in consequence of his acceptance of an invitation from President Bush to accept the appointment as Deputy National Security Advisor for Combating Terrorism and the President's principal advisor on matters relating to global terrorism. Our Board considers that President Bush's selection reflects the very particular skills which General Downing brings to this most formidable global task, exampled by his earlier activity in his position as Commander in Chief of US Special Operations Command.

Progress of our Defence Research and Development Programs:

Our overriding goal of commercialising the results of a number of our research programs is now closer to fruition, following several milestone technical breakthroughs achieved during the year. These have markedly extended the performance parameters of our technology and the range of applications now considered commercially feasible.

When our company first set out to commercialise our technology, we sought as our first step, to obtain Australian and US government defence research and development program funding. Although a difficult and time-consuming objective, we well understood the importance of ensuring that the defence departments were actively and financially involved in driving our technology toward specific weapon systems. As a result of our success in obtaining a high level of funding across a range of applications of the technology, literally thousands of man hours and vast technical resources have been devoted over the past 12 months by various government agencies and our consortium partners, in achieving important performance breakthroughs which are detailed later in this review.

Our existing programs are generally of three years duration, and are resourced by government funds which flow directly to the Defence Science and Technology Organisation (DSTO) and contracted defence companies, to develop our technology to produce specific prototypes, each of which we expect to transition to products which have significant sales potential. These products are a cornerstone of our future success.

They include an Area Denial Weapon System (ADWS), an Advanced Individual Combat Weapon (AICW), a high pressure barrel which can be utilised in a number of roles, and product from our US and Australian government agreement which is expected to produce a means of defending high value vehicles from missile attack.

During the previous twelve months defence companies which were funded to develop our technology included for example, Alliant Techsystems and Scientific Applications International Corporation (SAIC) in the US, and Tenix Defence Systems in Australia.

I am pleased to advise that we are achieving excellent success in all the specified technical areas, particularly as a result of the on-going development and testing by DSTO.

2001 HIGHLIGHTS

DSTO Programs:
Over the past two years outstanding progress has been made by DSTO on the development of the company's technology to medium calibre applications, particularly in the 40 millimetre grenade and 60 millimetre mortar range.

40 millimetre Grenade Development:
DSTO achieved a major milestone in October 2001 with the successful development and test firing of a new lightweight 40mm multi-shot grenade cartridge. This event, while perhaps not fully appreciated by the investment community, represents one of the most significant breakthroughs achieved to date in the commercial development of our technology.

The new multi-shot cartridge effectively widens the range of applications the technology is suited to and markedly heightens the commercial feasibility of future products such as a Metal Storm-based area denial weapons system to replace conventional anti-personnel land mines. The new multi-shot cartridge is made of extremely lightweight carbon composite material which provides marked weight advantages, being approximately one-fifth the weight of a metal equivalent.

Capable of providing even a single barrel system with a rapid fire burst capability and a simple rapid-reload means, the new cartridge for Metal Storm-based 40mm systems is also expected to be quite cost effective.

This technological breakthrough also holds important ramifications for other potential Metal Storm products. For instance, based on the development of the 40mm system, the company is confident it will be able to extend the use of lightweight composite barrels into certain Metal Storm police and military small arms.

In March 2002 we announced the first successful test firing of 60mm mortar projectiles. The projectiles were developed and test fired by DSTO in Adelaide, and we believe that the results of the tests significantly widen the potential military and civil applications of our technology. We also expect that the tests can lead to the development of a hybrid weapon, capable of firing both 40mm and 60mm rounds from the same pod system, to provide appreciable tactical advantages on the battlefield.

The capability to fire 60mm mortar rounds provides firepower and payload capacity significantly greater to that of 40mm grenade rounds. The 60mm test firing proves the capability of a Metal Storm weapon system to destroy vehicles or infrastructure, and damage or disable armoured vehicles, and raises the potential burst effect or lethal area to approximately 4-5 times greater than that of 40mm rounds. Additionally, a 60mm derivation of a multi-shot cartridge similar to that successfully test fired in October 2001 for the Metal Storm 40mm systems, would provide a simple and cost-effective rapid-reload capability for these heavier projectiles.

Multiple barrels, combined with multiple 60mm rounds per barrel, placed together to form a gun pod operated with the firing precision of fully electronic operation, provides a future weapon system capable of extraordinary firepower.

Counter Terrorism Applications:
While our existing R&D programs and their products underpin the future success of the company, immediately after 11 September we responded vigorously and urgently to develop and promote counter-terrorism applications of the technology. This extraordinarily demanding task included numerous additional visits, presentations and discussions with appropriate defence agencies in the US.

Our effort to respond to these needs resulted in my immediate return to Washington early in the New Year to continue an unbroken and intense round of briefings of defence agencies with the intention of ensuring that Metal Storm would be a contributor to the counter terrorism effort, and a beneficiary of potential accelerated development funding.

As one example, the Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months.

A response deadline of 23 December 2001 was set for these submissions, and late in 2001 we developed and submitted several proposals covering applications of the company's technology.

As a result of this effort, in March 2002 we announced that a counter terrorism proposal for an access denial weapon passed an initial evaluation by the Technical Support Working Group (TSWG), a research clearing house for the United States Department of Defense.

As a result, Metal Storm has now submitted a white paper which includes detail such as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed Special Forces weapon. The paper also covers the identification of deliverables, the work to be performed, the estimated costs and a planned methodology to transition the weapon into production.

If the white paper is accepted, the next step will be a full proposal solicitation for final evaluation, to include all the detail for transitioning the weapon to commercial production. We are encouraged by the interest in Metal Storm's revolutionary technology shown to date by those in the US defence community tasked with responding to terrorism threats.

The TSWG is structured under the Executive Program Direction of the Assistant Secretary of Defense for Special Operations/Low Intensity Conflict (SO/LIC), with Technical Chairs at Department of Defense, FBI and Department of Energy, with multi-agency groups, such as the FAA, US Secret Service and the Bureau of Alcohol, Tobacco & Firearms also participating. TSWG is the US national forum that identifies, prioritises, and coordinates interagency and international research and development (R&D) requirements for combating terrorism.

In my review last year I discussed three studies which were funded by DARPA and completed by SAIC:
- Weapons systems for Tactical Mobile Robots and for Unmanned Combat Aerial Vehicles (UCAVs)
- Close-in defence systems for protecting ships from swarming attack by small craft
- A vehicle-mounted mobile area denial system

Although these concepts are yet to attract funding, they are a fit with the present emphasis on counter terrorism applications, and we are now seeing increased interest in them by a number of government agencies.

Other Counter Terrorism Initiatives:
In an immediate response to the events of September 11, the company extended the scope of its research work to develop designs for specific applications of Metal Storm technology considered relevant for counter terrorism activities.

To date, the company has briefed several US agencies on a range of concept systems based on Metal Storm technology, all of which could be produced in a relatively short time frame if supported by fast-track funding.

While some of the proposals under review by the US government cannot currently be disclosed for security reasons, among the Metal Storm-based counter-terrorism options being evaluated are the following concepts:

- **Small Combat Aerial Vehicle (SCAV)** - a compact, lightweight aircraft whose body and wing spars are built around a structure of composite tubes which contain stacked Metal Storm .32 calibre projectiles. Under such a design a multi-barrelled gun system can be incorporated into an extremely small and manoeuvrable aircraft, while adding only minor weight. In a .32 calibre configuration such an aircraft could carry 780 rounds, with firing capability from the front, rear and wings of the vehicle. Utilising Metal Storm technology it would be able to fire 270 rounds onto a target in just .001 seconds, without stress on the airframe or any drop in air speed.

- **Surf Zone Special Forces Weapon – Submachine Gun (SMG)** - containing 72 x 9mm rounds, this weapon would be capable of surf zone operation and of firing multiple barrel rapid-tap bursts at 45,000 rounds per minute per barrel, providing effective close-quarter stopping power. This is an excellent example of how Metal Storm's non-mechanical technology can produce compact, high performance weapons incorporating variable lethality and tuneable kinetic stopping power.

- **Counter Terrorism Pod Systems** - a linked group of multi-barrelled pods to provide a remotely operated perimeter defence and asset protection weapons system. Major advantages offered by such pod systems include:
- low initial supply costs
- near zero maintenance costs
- extreme weather tolerance
- variable lethality and firing capability
- massive firing volume
It is envisaged the pods could be armed with a range of munitions to meet specific security threats, ranging from small arms calibres, through to 25mm projectiles and 40mm stacked grenades.

- **40mm Loitering Unmanned Aerial Combat Vehicle (UCAV)** - the application of the mortar boxes being developed as area denial weapon systems, to a large payload UCAV. Based on current known performance specifications, it is anticipated the UCAV could carry up to twelve x 40mm mortar boxes comprising a total of 1,200 tubes, and armed with 7,200 grenades. Such a system would possess enormous firing capabilities, being capable of laying a continuous 50 metre-wide carpet of grenades for 3.25 kilometres, and firing the 7,200 grenades with a 5 metre separation on impact.

Advanced Individual Combat Weapon (AICW) Program:
In May 2001 the Australian Department of Defence announced it was funding a Defence Capability and Technology Demonstrator (CTD) Program to investigate the application of Metal Storm technology to an Advanced Individual Combat Weapon (AICW) for Australia's defence forces.

Along with Metal Storm, the major participants in the three year program include DSTO, Tenix Defence Systems, ADI Limited and International Technologies (Lasers) Limited. The emphasis of the $4.3 million (total) program is on producing three fully operational modular prototypes which are ergonomically superior, and which can provide multiple effects capabilities with enhanced lethality. The core government funding of the program is being supported by Metal Storm and the other defence companies, who will each contribute $0.5 million to this important program.

We have been advised that if the CTD Program is successful, it would provide the ADF with the ability to make informed decisions about investments for Life of Type Extensions [LOTE] of current small arms. Through utilising Metal Storm's and a range of other technologies, the prototypes being developed will have a dual barrel capability to fire both 20/40mm bursting munitions and standard 5.56mm NATO ammunition. While the bottom barrel of the AICW will comprise a version of the current STEYRAUG Assault Rifle, it is the top barrel featuring Metal Storm technology, which will provide the proposed weapon with significantly advanced capabilities. These will include the ability to fire different types of projectiles, ranging from 20/40mm air bursting rounds, to less-than-lethal projectiles.

It is planned that the AICW will also incorporate advanced day/night sighting and laser targeting systems, and a video link to a helmet-mounted display. It is envisaged the new weapon will also have the ability to engage targets which may be hidden from direct line of sight.

Metal Storm believes that with its superior capabilities, the AICW has the potential to become a mainstay of the next generation of western infantry weapons. Metal Storm's Board estimates that the potential value of a future weapons hardware replacement program within Australia, if based on the AICW, could be as high as $700 million. The company also believes the AICW's superior features could provide a platform to provide next generation weapons replacement opportunities in the NATO/European market.

At the Land Warfare Conference last October, DSTO unveiled an early prototype of the AICW, and we are indebted to DSTO's Weapon Systems Division for allowing it to be transported to Melbourne for the occasion of our AGM today. At the end of this presentation you will be most welcome to come forward to see the AICW prototype, though I'm sure you will understand that it will stay in the control of an officer at all times.

High-Pressure-Barrel Development:
There has been a beneficial duplication of research effort in one specific high technical risk area of Metal Storm development, namely in the higher pressure area above approximately 50,000 pounds per square inch.

In Australia this area of development has been actioned by DSTO, while an entirely separate team received funding by DARPA (Defense Advanced Research Projects Agency) in the US to work in the same area.

In the US, Science Applications International Corporation (SAIC) was established as the Prime Contractor, and Alliant Techsystems was engaged as a program participant. The US effort has been known as the Advanced Sniper Rifle Program. Both the US team and the Australian team, utilising different approaches to the same difficult task, have achieved results. At the end of the day though, we expect that it is likely that resources may be focused on whichever of the two approaches is the most successful, and we hope that we may be able to announce progress in this area of development in the near future.

Self-Funded Commercialisation:
As stated last year we believe it is also important that we continue to fully or partially self-fund some applications of the technology, and to drive these to commercialisation. In that regard our present focus continues to be on the VLe handgun for police and military use, and in the development of a commercial mortar box application.
However, in the case of the VLe handgun, we have sought to resource that development by first seeking funding through the National Institute of Justice Smart Gun program. While that process has been much slower than we desired, we have continued to progress the opportunity and are confident we will secure Smart Gun support in the near future.

Created by Congress in 1968, the NIJ is the research and development arm of the US Department of Justice. Its primary charter is to develop knowledge that will reduce crime, enhance public safety and improve the administration of justice. One of its priority goals over the past six years has been the development of a new handgun for law enforcement officers that cannot be fired by unauthorised users. This commitment follows a study conducted by the NIJ in 1996 which revealed that one in six police officers killed in the line of duty were killed with their own firearm after being disarmed by a suspect.

Moving to the commercial mortar box, there are two applications we are progressing. One is a fireworks application, while the more immediate one is to modify the mortar box technology as a fire fighting system which rapidly distributes a large number of canisters containing fire retardant chemicals.

Our focus has been on the fire fighting capability, and we are holding discussions with potential commercial partners in the fire fighting area.

As part of our development activities, during the year we completed a comprehensive study of materials for use as a soft-cased canister round in both these areas, and those materials are available for you to examine at the conclusion of today's proceedings.

Licensing our Technology:
I would like to carry on from Bill's earlier reference to the focus for Metal Storm to secure its first licensing deals. We have always been aware that to strike our first commercial deal on terms in line with the board's expectations would require patience and perseverance. Major international defence companies seem to share one trait in particular. They quite clearly prefer to invest later in the development phase of new technology. While they sometimes choose to enter earlier, it is invariably at a price which is well short of both the vendor's expectations, and what would widely be considered a fair commercial value. Conversely, they are more than willing to pay top-market value when investing at a more mature stage of the technology's development.

Last year I emphasised the vital role our defence research programs are playing at this stage of our public company lifecycle, and I believe this work is more relevant than ever when viewed within the preceding context.

While significantly contributing to the development of end products and procurement, these programs also add to our ownership of intellectual property. As each program unfolds and new opportunities emerge, new boundaries for the application of our technology are set. The intrinsic value of our technology, and demand for it from defence government and industry, increases with every successful program we undertake.

While, as Bill said, one of our most urgent goals will be to secure our first all-important licensing deals, it remains equally as critical for us to sustain our focus on furthering our current programs and securing new ones.

SAIC Activity:
Under our teaming agreement, SAIC is presently active in seeking to place Metal Storm technology into major US programs including:
- *Future Combat Systems Program* – The Army Future Combat Systems program was developed to provide enhancements in land force lethality, protection, mobility, deployability, sustainability, and command and control capabilities. www.boeing.com/defense-space/ic/fcs/bia
- *Warlord AC-130 Gunship Program* – The AC-130 gunship's primary missions are close air support, air interdiction and force protection: www.af.mil/news/factsheets/AC_130H_U_Gunship.html
- *Predator UCAV Program*

Appreciation:
I wish to thank all members of the Metal Storm team for their efforts throughout the year. Also, many thanks to my colleagues on the Board of Metal Storm for their unqualified support, commitment and strategic counsel.

I wish to thank all those who have worked with us on our various development programs, and in

I wish to especially thank the company's increasingly diverse band of shareholders who share our faith in Metal Storm's future.

Conclusion:
Our Chairman spoke earlier of our need to further bolster our senior management resources in the year ahead. I fully concur with him, and believe the appointment of our new Chief Corporate Officer, Chuck Vehlow, will prove an invaluable addition to our operational capabilities.

I have no doubt we are entering a demanding stage for the company as we focus on adding to our existing R&D programs, and particularly on taking our first products to market, and on securing our first licensing agreements.

I invite you to come forward at the conclusion of the meeting to inspect the AICW prototype, as well as blank 40mm grenade projectiles, blank 60mm mortar rounds, and the soft-cased mortar materials.

That concludes my address today and I sincerely thank you all for attending.

J. Mike O'Dwyer
Chief Executive Officer

Notice of Annual General Meeting

Metal Storm Limited
A.C.N. 064 270 006

Notice is given that the Annual General Meeting of shareholders of Metal Storm Limited will be held in the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria on Monday, 29 April 2002 at 11:00am.

Note:

The Board has determined in accordance with the Company's Constitution and the Corporations Law, that a shareholder's voting entitlement at the meeting will be the entitlement of that person shown in the register of members as at 7:00pm on Friday, 26 April 2002.

ORDINARY BUSINESS

Item 1 - Financial Report

To receive the Company's Financial Report, together with the Directors' Report and Declaration and the Audit Report, for the year ended 31 December 2001.

Item 2 - Election of Directors

To re-elect as a Director of the Company Mr Kevin John Dart who retires in accordance with Rule 16.1 of the Constitution and, being eligible, offers himself for re-election.

To re-elect as a Director of the Company Mr Peter Louis George Pursey who retires in accordance with Rule 16.1 of the Constitution and, being eligible, offers himself for re-election.

Information regarding the qualifications and experience of Messrs Dart and Pursey is contained in the Company's Annual Report.

SPECIAL BUSINESS

Change of Auditor:

To appoint Ernst & Young as the company's auditor to replace Deloitte Touche Tohmatsu who retire at this meeting. Ernst & Young having been nominated for appointment, has consented to act as auditor.

Dated this 25th day of March 2002.

By order of the Board

P R WETZIG

Company Secretary

EXPLANATORY MEMORANDUM

Special Business

Resolution resignation and appointment of auditor:

As part of its ongoing monitoring of costs, the Board has recently assessed the Company's current expenditure on audit fees. The fees to be charged by Ernst & Young are less than the fees charged by the Company's current auditor. Accordingly, the Board recommends that this resolution be passed.

Metal Storm Limited
A.C.N. 064 270 006

Proxy Form

C/- Computershare Investor Services Pty Ltd
GPO Box 523
Brisbane Qld 4001
or
The Secretary
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street Brisbane Qld 4000

Securityholder Reference Number (SRN)

I/We, being a member of Metal Storm Limited hereby appoint

PART A

....

of ....

as my/our proxy or proxies to vote and act on my/our behalf or failing him/her or them the Chairman of the Meeting, as my/our proxy or proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11am on 29 April 2002 at the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria and at any adjournment thereof.

or, (if 2 proxies are to be appointed)

PART B

....

of ....

in respect of ______% of my/our voting rights in the Company; and

....

of ....

in respect of ______% of my/our voting rights in the Company,

as my/our proxy or proxies to vote and act on my/our behalf or failing him/her or them the Chairman of the Meeting, as my/our proxy or proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11am on 29 April 2002 at the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria and at any adjournment thereof. Where there is a failure by one or both of the proxies, then the Chairman is to exercise my/our votes for me/us in respect of the number or proportion of my/our shares allocated to the failed proxies, as set out above.

Dated this .... day of .... 2002.

Signature ....

EXECUTION BY ATTORNEY

Executed by ....
(insert name of attorney)

....
(attorney to sign here) as attorney for

....
(insert name of individual or company). The authority or a certified copy of the authority under which the appointment is signed must be attached.

COMPANIES TO SIGN

Executed in accordance with the Company's constitution

....
Director

Affix seal
if required

....
Director/Secretary OR

....
Sole Director and Sole Company Secretary

Please note:

(a) for joint holdings each holder needs to sign; (b) if signed by an attorney please forward Power of Attorney to the Share Registry for noting, unless already noted; (c) companies need to sign in accordance with this Constitution or by attorney.

I/We direct my/our proxy to vote in the following manner or, if the manner is not designated at the proxy's discretion:

ORDINARY BUSINESS

	In favour	*Against*	*Abstain*
1. Election of Directors:			
(a) To re-elect as a director of the company Mr Kevin John Dart who retires in accordance with Rule 16.1 of the Constitution and, being eligible; offers himself for re-election	☐	☐	☐
(b) To re-elect as a director of the company Mr Peter Louis George Pursey who retires in accordance with Rule 16.1 of the Constitution and, being eligible; offers himself for re-election	☐	☐	☐

SPECIAL BUSINESS

	In favour	*Against*	*Abstain*
2. Appointment of Auditor			
To appoint Ernst & Young as the company's auditor to replace Deloitte Touche Tohmatsu who retires at this meeting. Ernst & Young having been nominated for appointment, has consented to act as auditor.	☐	☐	☐

Proxy Form

Metal Storm Limited
A.C.N. 064 270 006

1. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held.
2. A member entitled to attend and vote is entitled to appoint not more than two proxies.
3. Where a member appoints two proxies and the appointment is not in respect of a specified number of voting rights, each appointment will be taken to be in respect of half of the appointer's voting rights.
4. Where a member marks the abstention box for a particular item, the member is directing the proxy not to vote on a show of hands or on a poll, and *the member's shares will not be counted in computing the required majority in a poll.*
5. Companies and trusts wishing to vote must ensure that there is a valid proxy created in accordance with its constitution and the Corporations Law and, in the case of a company, a representative appointed in writing under the common seal or under the hand of an officer or duly authorised attorney or duly authorised representative.
6. A proxy need not be a member of the Company.
7. An instrument appointing a proxy must be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing or, if the appointor is a body corporate, either under its common seal or under the hand of an officer or duly authorised attorney or duly authorised representative.
8. An instrument appointing a proxy may not be treated as valid unless the instrument, power of attorney or other authority (if any) under which the instrument is signed or proof of the power or authority or certified copy of such to the satisfaction of the Directors:
   - is deposited at the Company's Share Registry, C/- Computershare Investor Services, GPO Box 523, Queensland 4001 or Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000; or
   - is deposited at the Company's registered office, Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000; or
   - is sent to the Company by facsimile transmission on (07) 3221 9788; or
   - is sent to the Company by electronic mail to ms@metalstorm.com.

   not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in the instrument proposes to vote.

METAL STORM®

METAL STORM LIMITED

ACN 064 270 006

AUSTRALIA
Level 34
Central Plaza One
345 Queen Street
Brisbane Qld Australia
Tel: +61 7 3221 9733
Fax: +61 7 3221 9788

UNITED STATES OF AMERICA
Suite 810
4350 N Fairfax Drive
Arlington VA USA
Tel: +1 703 248 8218
Fax: +1 703 248 8262

Email: ms@metalstorm.com
www.metalstorm.com

METAL STORM'S ACHIEVEMENTS AND FUTURE DIRECTION



NASDAQ

Courtesy: Defence-Australia

Courtesy: DSTO

Metal Storm's

ETAL STORM (MS) WAS IN 2000 – 2001

WHERE METAL STORM (MS) IS NOW AND THE FUTURE

ND DEVELOPMENT

& Technology Organisation (DSTO) – the primary research and development arm of the Australian Department of Defence. ise on science and technology applications to meet Australia's defence and security needs, investigate the use of future lence applications and develop new defence capabilities.

l firings of 40mm projectile tested, firing bursts at 20,000 round per minute

ssful test firing of an advanced 40mm inert test grenade

ion System (ADWS) program $3.45M minefield replacement system, with consortium from defence industry

nent with DSTO signed which superceded the former Industry Alliance and Evaluation and Research Agreements

ons International Corporation (SAIC) – the largest employee-owned high technology company in the US with annual S$4.7 billion, MS teaming partner for US R&D programs.

d Research Projects Agency (DARPA) – the US Department of Defense's primary developer of defence-related technology, n instrumental role in projects including the Internet, M16 Assault Rifle, Tomahawk Cruise Missile and the JSTARS radar.

ent leads to successful R&D program bids including the Advanced Sniper Rifle (ASR) program. The ASR program leads to the anced high pressure technology development being available to utilise in other MS applications

addresses DSTO Land Warfare Conference

PA excursion programs for three feasibility studies to investigate additional military applications of MS technology

letion of the Uniquest study into soft case projectiles for use in a range of civil applications

- Advanced Individual Combat Weapon (AICW) program announced, valued at $3.2M, with consortium from defence industry (DSTO, ADI, Tenix). AICW, if successful, would provide the Australian Defence Force with the ability to make informed decisions about investments for Life of Type extensions (LOTE) of current small arms. Metal Storm estimates that approximately $700 million may be required for future weapons hardware replacement.
- Unveiling of first AICW preliminary prototype by DSTO at Land Warfare Conference, Sydney in November 2001
- Successful development and test firing of a new lightweight 40mm multi-shot cartridge. This breakthrough development has application across most MS technology calibres
- Successful development and firing of 60mm projectile, widening potential civil and military applications of technology. The 60mm projectiles provide fire power and payloads up to 4 – 5 times greater than 40mm projectiles
- Further R&D development under the Research Agreement. The successful firing of 60mm projectiles is an example of the ongoing research being undertaken as part of this agreement
- Progression of the ADWS program involving the ongoing development of the multi-barrel mortar box system, compliant with the Ottawa Convention. This program includes sensor, fire control, communication, weapon hardware, munitions and integration elements
- SAIC has consolidated its highly strategic involvement in several leading US defence development programs under the guidance of a new and more focused management team
- SAIC selected alongside Boeing as the Lead System Integrator for the concept and technology development phase for the Future Combat Systems (FCS) program. For further detail visit: http://www.boeing.com/defense-space/ic/fcs/bia
- MS/SAIC pursuing a range of defence-related R&D programs. Success in the programs will add to existing fully funded independent R&D programs. Such funding saves MS from having to use its own resources to fully commercialise certain applications of the technology
- Counter Terrorism:
  MS responds to the events of September 11 by urgently developing a number of concepts for counter terrorism applications
  - Access Denial Weapon: MS/SAIC bid on Technical Support Working Group (TSWG) counter terrorism program opportunities. MS successful in bid and asked to submit White Paper for an access denial weapon system. White Paper submitted 4 April 2002. Proposal provides for MS to lead the project and undertake significant development in Australia
  - Other concepts being evaluated by the US Government include a Small Combat Aerial Vehicle (SCAV), a Surf Zone Special Forces Weapon, a Counter Terrorism Pod System and a 40mm Loitering Unmanned Aerial Combat Vehicle (UCAV)
- *A determination on project funding for the three feasibility studies is anticipated along with responses to a series of other concepts which have been proposed*
- The level of all R&D commitment exceeds $100M and the outcomes of this R&D investment will allow MS to generate income. All R&D programs include consortium members drawn from defence industry
- Governments tend to invest in successful technologies with the potential to provide significant 'end' opportunities
- Firings and demonstrations of newly developed MS technology to international defence, law enforcement and government audiences

AL PROPERTY AND PATENTS

er of patents filed

ne highest priority on safeguarding the base intellectual property value of the company's technology and is seeking in both Australia and overseas markets

proprietary rights to its 100% electronic ballistics technology monitored through a full time IP administrator

- Patent protection continues to expand as a high priority by ensuring maximum patent coverage to existing research effort while expanding to cover the company's emerging technology development
- New patents filed covering applications in land, air and sea capabilities
- Protection of IP resulting from MS R&D programs. Commercialisation rights to all MS technology developments protected in agreements

VES & FOCUS

cured for technology – over $100M

cialisation of R&D

defence applications not funded by defence R&D programs

elop non-military applications of MS technology

- Maximise the value of R&D
- Priority commercial focus on ADWS, AICW, firefighting, access denial weapon, the VLe handgun and 60mm applications, plus ammunition and projectiles associated with these applications
- Continue to involve recognised defence industry companies as consortium members in developing and commercialising MS technology
- Heighten awareness of commercial and investment opportunities with defence industry organisations, high profile investors and institutions in Australia, US, Asia and Europe
- To make major development gains for the next phase of MS technology applications
- Increase the focus on civil applications of MS technology and further develop associated markets

nitial Public Offering July 1999

ed in S&P's ASX 300 index

n Depositary Receipt program initiated with the Bank of New York August 2000

ounder of AOL, and Stanley Weiss, founder and chairman of Business Executives for National Security (BENS) invest ck

NASDAQ LISTING

- MS Securities debut on Nasdaq Small Cap Market under ticker symbol MTSX December 2001
- Lippert/Heilshorn & Associates, New York, appointed to coordinate investor relations in the US
- Orient Capital Pty Ltd, Sydney, appointed to coordinate investor relations in Australia
- MS is actively working on building awareness and understanding among key decision makers in the US investment community

l

ished in Brisbane 1999

adquarters in Virginia, the heartland of US Department of Defense in Washington, DC July 2001

e Queensland 2001 Deloitte Rising Star – MS awarded as one of Australia's fastest growing technology companies and contribution to the technology sector

key conferences, including:

nd Warfare Conference, Sydney Australia

all Arms Conference, Little Rock US

itary College of Science, Shrivenham UK

MS Expansion Strategy:

- Appointment of MS's US director and ex-Vice Chairman of the Joint Chiefs of Staff, Admiral William Owens (US Navy retired) October 2001 as the company's Chairman to guide the company through this vital phase of the company's growth
- Appointment of Chief Corporate Officer (CCO) Mr Chuck Vehlow April 2002 to take responsibility for operational aspects of MS business in the US. CCO role has emphasis on further negotiating and developing relationships for the company's technology with the defence industry, US Department of Defense and commercial civilian markets
- Ongoing expansion of MS offices in Australia and US as take up of MS technology continues to expand. This provides more direct control and leverage over current and future development programs as well as increased interface with industry, and end user communities

MS presentations include:

- NDIA Special Operations/Low Intensity Conflict Symposium – Washington DC, US
- Road shows in Australia and the US - ongoing briefings to key defence, brokers and institutional investors in Australia, New York, Washington DC and the US West Coast
- CNBC Power Lunch television interview
- Tech TV program

or, General Wayne Downing, appointed by President Bush as National Director for Combating Terrorism, the lead role in the US government's counter terrorism operation. This appointment required him to step down as a MS director in October 2001

S and an Ottawa Convention compliant anti-personnel minefield replacement ype for demonstration and in preparation for commercialisation

tives of ADWS into other commercial markets such as border defence, fence and asset protection. Since September 11, asset protection as part of ence, has been a major US focus

prototype, in conjunction with the DSTO consortium, for demonstration and for commercialisation

- Produce an access denial weapon system prototype demonstrator to meet the requirements of TSWG. MS expect this would lead to a contract to field a fully operational weapon system for commercial production
- MS is seeking support through the National Institute of Justice (NIJ) in the US to accelerate the development of the VLe electronic handgun in its primary application as an advanced "smart gun" for use by defence and law enforcement agencies
- Pursue defence and civilian industry partners, and licensing arrangements, for MS products, with priority on ADWS, AICW, access denial weapon, firefighting and VLe
- Evaluation and development of high energy, high pressure applications in Australia and US for a variety of uses such as a long range sniper rifle for military and law enforcement personnel
- MS continue discussion with potential commercial parties for firefighting and fireworks applications as well as briefing appropriate government personnel. Prototype soft cased projectiles have been produced for application in firefighting and fireworks
- Continue to advance business discussion regarding MS technology being used to deliver Halon alternatives and firefighting aerosol canisters onto fires, particularly to very difficult fires in high rise buildings. This development should allow more time for people to exit buildings, more time for fire crews to access the fire scene and in some circumstances to perhaps extinguish the fire
- Integration of MS systems into vehicles, ships and aircraft
- Conduct R&D into larger calibre applications
- Continue to meet with end users for MS products

Metal Storm strengthens management team with new Chief Corporate Officer
April 4, 2002

ARLINGTON, VA, USA – April 4, 2002. Metal Storm Limited (ASX code: **MST** and NASDAQ Small Cap ticker symbol: **MTSX**), a pioneer of electronic ballistics technology, has appointed Charles ("Chuck") A. Vehlow as Chief Corporate Officer ("CCO"), effective April 8, 2002. Chuck Vehlow will be based in the company's US office in Arlington, Virginia and will report to Mike O'Dwyer, Chief Executive Officer and President. As CCO, Mr. Vehlow will be responsible for operational aspects of Metal Storm's business in the US with an emphasis on further negotiating and developing relationships for the company's technology with the defence industry, US Department of Defense, and commercial civilian markets.

Chuck Vehlow's appointment builds on Metal Storm's US management team, which includes the company's Chairman, Admiral Bill Owens (US Navy retired), CEO and President, Mike O'Dwyer, and Senior Vice President – North America, Mr Art Schatz.

Chuck Vehlow brings a breadth of corporate, defence and management skills to Metal Storm, a background in taking R&D projects through to successful completion of procurement contracts and experience in leading negotiations of technology licensing agreements, contracts and mergers and acquisitions. He also has extensive experience in both early stage and established business environments.

Between 1988 and 2000, Mr. Vehlow worked at Boeing and McDonnell-Douglas, where he held positions of increasing responsibilities in operations including engineering, manufacturing and distribution. From 1998 to 2000, he served as Vice President and General Manager for the Boeing Helicopter Division. Between 1991 and 1998, he served as Vice President of the Apache Program, which was a high-profile R&D program run by McDonnell-Douglas for the Army, resulting in the current AH-64D Longbow Apache remanufacture production program. From 1988 to 1991, Mr. Vehlow served as Director of Customer Support at McDonnell-Douglas. Following his tenure at Boeing, he served as Chief Operating Officer for Power Medical Interventions, Inc., a start-up medical device company, where he was responsible for its daily operations. Mr. Vehlow holds a Bachelor of Science degree in Engineering from West Point, a Master of Science degree in Aero Engineering from Massachusetts Institute of Technology and Masters in Business Administration from Long Island University.

Mike O'Dwyer said, "Appointing Chuck Vehlow marks a key step in building and strengthening our senior executive management team as we position the company to take advantage of the commercial opportunities for our revolutionary, 100% electronic ballistics technology. It comes at a critical juncture in the evolution of Metal Storm when development, understanding and adoption of our technology is expanding rapidly and we are seeing accelerating opportunities in the US defence market, especially for homeland defence and counter terrorism solutions."

Mr. O'Dwyer concluded, "We realize that in order to capture these expanded opportunities, we need an executive to direct operational aspects and help us build the business. In particular, we believe we will benefit from Chuck's practical experience in briefing the Pentagon, Congressional and senior military executives on various aspects of R&D programs and in exploring business opportunities with them. In addition to strengthening our existing management team, having Chuck onboard enables me to focus on overseeing the strategic development of the company and advancing the scientific applications of the technology into such new areas as high-rise fire fighting, broader 60mm applications and higher calibres."

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has US$50 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent

homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

==ENDS==

Further Information:

In Australia
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America
Media Enquiries:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Metal Storm's High-Rise Fire Fighting System to be Presented at the Halon Options Technical Working Conference 2002

April 24, 2002

BRISBANE, Australia: Metal Storm Limited (ASX code: **MST** and Nasdaq Small Cap ticker symbol: **MTSX**), a pioneer of electronic ballistics technology, announced today that John Brooks of Firepak Oil and Gas Industries, Ltd. (FO&GI) will present a paper entitled "Aerosol Fire Suppression for High Rise Structural Applications Via Aircraft Distribution Using Metal Storm Technologies" at the Halon Options Technical Working Conference 2002 (HOTWC) in Albuquerque, New Mexico, USA, April 30 - May 2, 2002.

Metal Storm has been working with FO&GI and Pyrogen Australia Pty Ltd, both of whom have been seeking a rapid delivery system for their halon alternative, Pyrogen aerosol canisters, for fighting fires in high-rise buildings. Halon, a commonly used product in fire fighting, will be phased out by 2003 under the "Montreal Protocol on Substances that Deplete the Ozone Layer". This protocol is regulated through the United Nations Environment Program. Pyrogen aerosol is a widely accepted alternative to halon and has proven to be an effective fire suppression and extinguishing agent.

The conference provides a unique forum for the presentation of halon alternatives in fire suppression, explosion suppression, the inertion of flammable environments, and the protection of assets. The conference also serves as an information exchange within the halon community on current halon use, research and technology.

Mike O'Dwyer, Metal Storm's President and Chief Executive Officer, said, "It is an honor to have Mr. Brooks present Metal Storm's fire fighting solutions at the HOTWC 2002 conference. Currently, the primary method of fire protection in high-rise buildings relies on fixed sprinkler systems. We believe that helicopter-mounted launchers using our 100% electronic, multi-barrel projectile system, can deliver Pyrogen aerosols at the very fast rate required to control or overwhelm fires until such time as fire fighters can access the site. This method of high-rise fire control could provide the crucial time needed for firefighters to do their job and for people to exit the building safely. By successfully combining these technologies, we believe we can develop a delivery system for environmentally-compliant products that can contribute to saving lives in a safe and timely manner."

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has A$100 million in research and development funding in place to develop its technology from leading defence-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defence needs. Recently, the US Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

About Pyrogen Australia Pty Ltd

Pyrogen Australia Pty Limited based in Sydney, Australia, is a subsidiary of Pyrogen Corporation, an international company marketing and distributing Pyrogen fire suppression products. Pyrogen Corporation has offices in UK, Malaysia and Australia and an extensive network of Product Distributors and Dealers worldwide. The Company's investment in their new technology has resulted in the Pyrogen Fire Suppression System being used extensively on sites worldwide. The Company is conducting ongoing research and development in the fire suppression market and opening new applications for Pyrogen aerosol technology. Visit Pyrogen's website

About Firepak Oil and Gas

Firepak is the Pyrogen master distributor for the Americas, and is based in Houston, Texas. FO&GI's main focus is providing fire protection and safety related services to the Energy, Marine and Transportation markets. Through their expanding international distribution network and installer base, they provide new innovative solutions for fire protection. Firepak's work in the fire protection industry has led for a call for an aerosol standards committee to be formed this year by the National

Fire Protection Association (NFPA) for a new USA standard. Visit Pyrogen's website

About HOTWC: Visit website

Safe Harbour
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Form 20-F.

Further information:
In Australia:
Peter Wetzig
Metal Storm Limited
Telephone: #61 (0) 7 3221 9733

In United States of America:
Elissa Grabowski
Lippert/Heilshorn & Assoc
Telephone: (212) 838 3777

Results of Meeting

Document date: Mon 29 Apr 2002 **Published:** Mon 29 Apr 2002 15:44:42
Document No: 146407 **Document part:** A
Market Flag: N
Classification: Results of Meeting

METAL STORM LIMITED 2002-04-29

HOMEX - Brisbane

++++++++++++++++++++++++
Please be advised that the following resolutions were pas
Annual General Meeting of the company today.

ORDINARY BUSINESS

1. Mr KJ Dart, who retires by rotation, be and is hereby
director of the company.

2. Mr PLG Pursey, who retires by rotation, be and is herel
director of the company.

SPECIAL BUSINESS

1. That Ernst & Young be and is hereby appointed as audit
company, having consented to so act, to replace Messrs De
Tohmatsu which has resigned effective from the date of to
meeting.

2. The proxies in respect of representation and voting at
General Meeting of the company be destroyed.

P R Wetzig
GENERAL MANAGER - COMMERCIAL
AND COMPANY SECRETARY

Results of Meeting

Document date: Mon 29 Apr 2002 **Published:** Mon 29 Apr 2002 15:44:42
Document No: 146407 **Document part:** A
Market Flag: N
Classification: Results of Meeting

METAL STORM LIMITED 2002-04-29 ASX-SIGNAL-

HOMEX - Brisbane

++++++++++++++++++++++++
Please be advised that the following resolutions were passed at the Annual General Meeting of the company today.

ORDINARY BUSINESS

1. Mr KJ Dart, who retires by rotation, be and is hereby elected a director of the company.

2. Mr PLG Pursey, who retires by rotation, be and is hereby elected a director of the company.

SPECIAL BUSINESS

1. That Ernst & Young be and is hereby appointed as auditor of the company, having consented to so act, to replace Messrs Deloitte Touch Tohmatsu which has resigned effective from the date of today's meeting.

2. The proxies in respect of representation and voting at the Annual General Meeting of the company be destroyed.

P R Wetzig
GENERAL MANAGER - COMMERCIAL
AND COMPANY SECRETARY

Chairman's Address - Admiral Bill Owens' address to the Annual General Meeting, Melbourne Australia.
April 29, 2002

Good morning ladies and gentlemen, my name is Bill Owens and as Chairman of Metal Storm it gives me great pleasure to welcome you to this year's Annual General Meeting.

As some of you may realise, although a resident of the United States, it is with great honour that I serve on the boards of two Australian companies - yours here today and Telstra's. I mention this because, while in the air to Australia, it occurred to me that despite their obvious size differences, the companies share a number of common traits. Both are focused on developing new generation technologies; they share a commitment to pioneering new commercial horizons; and both have a forward reaching international perspective.

However, while Telstra is well advanced in its life cycle development, Metal Storm's journey as a corporate entity has virtually just begun. This raises essentially what I want to speak in some detail about today. That is:

- Where exactly is Metal Storm travelling, what will we find at our final destination, and how do we intend getting there;
- How far have we travelled to date; and
- That perennial question posed to all parents - "how much longer till we arrive"

Firstly, our desired destination and what it will entail for shareholders. I have always placed great store in conceptualising future directions and working strategically to achieve a clearly defined vision. So just what is my and my fellow directors' vision for Metal Storm in say five years from now? What you would see is:
- The wide-spread commercialisation of Metal Storm technology through licensing and royalty agreements with some of the world's largest defence companies;
- Metal Storm manufacturing selected commercial applications of its technology for both the defence and industrial sectors;
- A company with strong positive cash flow and sustained profitability;
- Payment of regular dividends to shareholders;
- A company with a market capitalisation many fold higher than current levels;
- "Tier one" recognition by the investment communities both here in Australia and the US;
- A highly internationalised share register with a strong institutional presence;
- A sophisticated and extensive in-house R&D and engineering capability to unlock continued new applications of the company's technology; and
- A visionary, top-tier management team leading a multi-skilled workforce numbering at least several hundred.

To some this description may sound like some form of corporate nirvana. However, there is already compelling evidence that each of the outcomes described can be achieved within the time frame stated.

It is important for our shareholders, the investment community and the media to understand that Metal Storm is well past its initial demanding hurdles. I refer here to conclusively proving that the company's technology works, its future applications are viable and that there is legitimate, high-level commercial interest in securing licensing arrangements with Metal Storm.

As Abraham Lincoln said: "Determine first that the thing can and shall be done, and then we shall find the way."

While Metal Storm has unequivocally established that the "thing" can be done, many of you may rightfully ask have we found the way. In other words, how exactly do we intend reaching our destination.

Our most pressing objective is to start successfully licensing and commercialising our technology.

This is an absolute imperative as it will enable us to become cash flow positive, expedite our own proprietary development programs and most importantly, provide financial returns to our loyal shareholder base.

Progress on this critical goal is paradoxically both driven and occasionally constrained by the A$100 million plus being invested by both US and Australian organisations in research programs which are supportive of our intellectual property. These efforts are undoubtedly progressing the evolution of Metal Storm's technology to a fully-fledged commercial position, and our CEO, Mike O'Dwyer will provide you with an update on these developments following my address.

These efforts, and particularly those of our US strategic alliance partner, SAIC, and DSTO, with their unfailing support, both of which will continue to play an integral part in our longer-term plans. To complement and strengthen these efforts, the company is committed to significantly enhancing its own internal R&D capability. Importantly, this initiative will provide Metal Storm with a primary capability in setting and directing its future developmental goals, and the ability to independently set its own milestone timeframes.

Your directors consider that the most effective and expeditious means of developing these critical capabilities would be through acquiring an existing company with a proven record of performance in these areas. Other criteria considered essential for any future acquisition target, include:

- A proven involvement in defence and security procurement projects;
- High level management, intellectual resources and systems;
- Established relationships with leading defence agencies and private industry partners;
- Proven expertise and experience in successfully commercialising technologies and distributing them;
- Existing technology solutions capable of developing potential product synergies with Metal Storm; and, equally as importantly,
- An established income stream with strong upside potential

It is certain, based on this "wish list" and Metal Storm's heightened focus on the US market, that any eventual acquisition will be based in that country.

For the company to reach its ultimate potential, it will also be necessary to further broaden and strengthen our senior executive team, particularly in the US.

To date we have deliberately maintained a lean, but highly functional management structure. However, it is now increasingly apparent that to propel Metal Storm into its next lifecycle stage as a public company and to close vital licensing deals, we need to invest further in our internal resources.

Lastly, we need to capitalise on our recent Nasdaq listing to heighten our profile, attract new investors and of course, increase the wealth of our shareholders. As we continue to move forward, make new deals and pioneer new applications for our technology, it will be critical to ensure the market and the US investment community are made aware of these achievements. This will power our share price in both the US and Australia, place us squarely under the institutional spot light, and significantly enhance our capital raising potential.

To recap on the basic tenents of our forward strategy, we must:
- expedite initial licensing agreements to generate cash flow;
- boost our internal R&D resources;
- add further "muscle" to our senior management ranks;
- fully utilise the opportunities presented by our Nasdaq listing.

This leads me to the second part of today's address, exactly how is Metal Storm performing on each of these fronts. Or, as our shareholders are entitled to ask, are we knocking on the door of our final destination or still at home, packing for the journey?

To be frank, our progress to date on securing our vital first licensing agreements has been slower than expected. This is of some concern to the Board, and we are obviously working with ruthless endeavour on this area.

Our shareholders would not be aware of the considerable time and resources committed to date on negotiating potential licensing arrangements with several major organisations. In fact, there have been past instances where agreements could have been finalised. You are entitled to ask why they were not. Quite simply they were not in the best commercial interests of the company, or its shareholders. They were not the right deals because they would have devalued the full worth of our technology, and lessened Metal Storm's control over its future destiny.

While their consummation would have provided a welcome cash injection, they would not have significantly enhanced longer-term shareholder wealth. This outcome is a non-negotiable imperative for any future deals we strike.

As outlined earlier we are also aiming to boost our internal R&D capabilities. I am pleased to report today that we have formally commissioned assistance to identify and locate suitable acquisitions which meet the previously outlined criteria. This initiative has already upturned several prospective businesses to date.

A successful transaction would undoubtedly hasten and widen the commercialisation opportunities open to the company. It would also open an immediate cash stream and provide access to a significantly enhanced pool of skilled employees and front-line management. In essence, it would elevate Metal Storm several tiers in terms of its corporate evolution.

I stated earlier that one of our pressing goals was to strengthen the company's senior management depth. In line with this strategy, earlier this month Metal Storm announced the appointment of a new Chief Corporate Officer to be based in our US office in Arlington, Virginia.

Our new CCO, Chuck Vehlow, who started earlier this month, will be responsible for all operational aspects of Metal Storm's business in the US. In particular, he will focus on developing relationships for the company's technology with the local defence industry, US Department of Defense and commercial civilian markets.

Significantly, Mr Vehlow brings to Metal Storm a documented ability to identify, negotiate and close "big ticket" procurement contracts and technology licensing agreements. He has previously worked with a number of leading US defence suppliers. From 1998 to 2000 he was Vice President and General Manager of the Boeing Helicopter Division. Before this he served as Vice President of the McDonnell-Douglas Apache Program. This high profile R&D program which was conducted for the US Army resulted in the current AH-64 D Longbow Apache re-manufacture production program.

Mr Vehlow's experience and qualifications undoubtedly strengthen Metal Storm's capability to secure lucrative defence-related procurement contracts and widen its involvement in collaborative R&D programs. Among his numerous qualifications are a Bachelor of Science Degree in Engineering from West Point, a Master of Science Degree in Aero Engineering from the Massachusetts Institute of Technology and a Masters in Business Administration.

In particular, Mr Vehlow's in-depth experience in briefing the Pentagon, Congressional and senior military executives are expected to advance Metal Storm's R&D programs and open new opportunities with a wider range of US agencies. Along with our existing CEO, Mike O'Dwyer, and our Senior Vice President - North America, Art Schatz, Mr Vehlow's appointment provides Metal Storm with an extremely "heavy hitting" senior executive team in the US.

As indicated earlier, this pronounced management capability will be even further advanced if a strategic acquisition can be finalised in the future.

And now to the last criteria on which shareholders should evaluate our performance to date. Is our profile on the up and how seriously is Metal Storm taken, particularly in the "deal critical" US market?

Shareholders may be aware that prior to our Nasdaq listing in November 2001, the company commissioned the leading New York investor relations firm, Lippett / Heilshorn & Associates to build market awareness of Metal Storm and the unique capabilities of its technology. In tandem with these efforts the company's directors and senior management are continuing to make in-depth briefings to key defence personnel, brokers and institutions in Australia and on the east and west coasts of the US.

These initiatives will continue to be a major priority for Metal Storm's personnel, so we can fully optimise on the incredible momentum the Nasdaq listing has afforded the company. I cannot overly stress just how significant a milestone this listing is for Metal Storm. For a company of our size, and at a relatively embryonic stage of development, to successfully list on one of the world's most dynamic stock exchanges is an incredible effort. While this achievement came at a considerable cost to the company, I have no doubts whatsoever that the investment committed in this area will be repaid many times over during the years ahead.

It would have been impossible to achieve the growing profile we currently enjoy in the US investment community without the listing. It has also magnified our credibility within US government defence circles and the various industry leading companies we find ourselves increasingly dealing with in North America.

Our Nasdaq listed status also provides us with a decided "edge" to the offers we can make to potential acquisitions. Any future acquisition which may eventuate will in all likelihood be an unlisted company. As a listed entity we can offer such groups the advantages of greater liquidity, an enhanced capital raising capability, and more flexibility for compensation to employees.

Our Australian-based shareholders will also be among the major beneficiaries of the Nasdaq listing. Future milestone announcements regarding new R&D and licensing agreements, potential acquisitions and progress on our commercialisation programs are all expected to leverage substantial demand for Metal Storm ADRs, which we hope will obviously have a direct impact on our stock price here in Australia.

I hope through today's address that you've gained further insight as to the very real progress Metal Storm has made on many fronts.

So where do we move from here, and what are the key performance targets we want to meet within the next 12 months.

Firstly, our overriding aim will be to 'bed down' the first licensing deals for our technology. I have no doubts that the appointment of our new CCO, Chuck Vehlow, and Mike O'Dwyer's increased presence in the US based in our Virginia office, will substantially speed our progress towards this goal.

It is absolutely critical for us to expedite this first deal to reinforce our credibility to the market, and to generate a time critical income stream to support the continued expansion of our operations and programs both within Australia and the US. Essentially this income will be needed in around six months from now. As previously stated, the Board is reviewing a range of contingencies available to it to ensure the necessary support required to sustain the company's current momentum will be in place should commercial income streams not have not been finalised by that time.

Secondly, we are confident that over the next year, we will significantly build our internal R&D resources, and supplement this strength through being able to access an in-house production / engineering facility. Both these functions are essential if we are to step up to the next stage of our success cycle maturation.

As you heard earlier, we are seriously working towards the acquisition of an established, dynamic technology business which can offer Metal Storm these and other synergistic benefits.

If our "wish list" is fulfilled, it will also provide a significant bolstering of our senior management ranks, along with an established income stream.

While these are two of the preferred outcomes from any future acquisition we may possibly make, they are also both areas which the company will continue to assiduously pursue in its own right over the coming year.

Finally, in terms of our profile and market perception, by 2003 we will continue to work for a more pronounced demand for Metal Storm shares and ADRs from Australian and US investors. We will continue to brief leading brokers and institutions from both countries on what we are confident will increasingly be the company's commercial achievements rather than purely our technology and its potential. We are working to ensure that 12 months from now Metal Storm will enjoy a markedly higher capitalisation, and that there will be a meaningful institutional presence on its share register.

I legitimately believe the company will be entering its most productive phase to date, with commercial returns from its technology a reality rather than just a dream.

You will gather from my comments that my belief in this company and its technology is unshakeable. Metal Storm undoubtedly has a great future. Its product is unique and cannot be replaced, its management has a proven expertise in the all-critical defence sector, and its Board is unified in its unstinting commitment to achieving commercial success.

I sincerely thank my fellow directors for not only their support and input to all areas of Metal Storm's operations, but also for their passionate belief in its future. In particular I would like to acknowledge the efforts of my fellow US director Wayne Downing who retired from our Board in October following his appointment by President Bush as the head of the US Government's counter terrorism operation. I also wish to personally thank our CEO, Mike O'Dwyer for his boundless energy in furthering the company's cause. He has, and will continue to make an immeasurable contribution to this company's continued success and expansion.

Ladies and gentlemen, before concluding today, I want to emphasise how it is vital for Metal Storm to lift another gear over the next 12 months. It is equally important that you as shareholders have an opportunity to judge and comment on our performance. If I was handing out a report grade today on Metal Storm progress to date, in all fairness I believe it would read: "Performing well, but not reaching full potential - improvement in some areas needed."
In 12 months when we meet again I'm adamant that a similar scorecard will read: "Significant achievement across the board."

Ladies and gentlemen, again thank you for attending today and I'd like now to introduce our CEO, Mike O'Dwyer for a further insight into how some of our key programs are developing.

WA Owens
Chairman

CEO's address: Mike O'Dwyer's address to the Annual General Meeting, Melbourne Australia
April 29, 2002

Introduction:
Ladies and gentlemen, I would also like to extend to you a welcome to Metal Storm's third Annual General Meeting.

2001 proved a remarkable year for our company. Tragically though, just four months after I addressed you last year, the unimaginable occurred with the strike by terrorists on September 11. As a result of this act, a new and far-reaching threat has been posed to world security and existing defence arrangements. The company is confident our technology is eminently suited to meeting these challenges. Metal Storm responded to the events of September 11 by urgently developing a number of concepts for counter terrorism applications of our technology, some of which are outlined in more detail further in this address.

We have concentrated our funding applications around those Metal Storm counter terrorism concepts which we expect to have relatively lower development risks. As a result, it is possible that a counter terrorism application of our technology may be the first Metal Storm product delivered to the defence market. Accordingly, this area of our endeavour has become a priority for us, albeit of course, unforeseen prior to September 11.

Shareholders should be aware that, while these new concept applications are being pursued vigorously, they in no way diminish our primary commitment to our existing, established programs. Given the significant progress being made with the existing programs, they will remain the mainstay of our commercial focus for the foreseeable future. Accordingly, while success in developing certain of the new counter terrorism applications may accelerate the fielding of Metal Storm weapons and increase our commercial potential, the future of our company will not depend only on them.

The recent technical success of program developments in 40mm and 60mm calibres has been mirrored by our US expansion strategy. For instance, the operational support available through our existing Australian office has now been duplicated with the opening of our Washington DC office in Virginia, near the heartland of the US Department of Defense, in July 2001. The new office has already proved an invaluable resource for our escalating level of involvement with US agencies and alliance partners.
Undoubtedly, our most critical achievement in the US in the year under review was our successful listing on the Nasdaq Small Cap market in December. The attainment of this long-held objective for the company is expected to significantly raise our profile in the US financial and defence communities, and to lay the foundations of a truly international share register for Metal Storm. Both will undoubtedly hold major positive outcomes for the company's shareholders in the medium to longer term.

Board Changes:
In what has been a milestone event for our company during the year, Admiral Bill Owens (US Navy retired) assumed the position of Chairman of the Board of Metal Storm Limited. For an emerging defence company such as ours, Bill Owens brings the benefit of his unparalleled combination of business and defence-related experience to focus on the opportunities and tasks before us.

We should pay tribute to the fulsome effort and active support that General Wayne Downing (US Army retired) applied to progressing our company, prior to his retirement as a Metal Storm company director in October 2001. General Downing was required to relinquish his commercial positions in consequence of his acceptance of an invitation from President Bush to accept the appointment as Deputy National Security Advisor for Combating Terrorism and the President's principal advisor on matters relating to global terrorism. Our Board considers that President Bush's selection reflects the very particular skills which General Downing brings to this most formidable global task, exampled by his earlier activity in his position as Commander in Chief of US Special Operations Command.

Progress of our Defence Research and Development Programs:

Our overriding goal of commercialising the results of a number of our research programs is now closer to fruition, following several milestone technical breakthroughs achieved during the year. These have markedly extended the performance parameters of our technology and the range of applications now considered commercially feasible.

When our company first set out to commercialise our technology, we sought as our first step, to obtain Australian and US government defence research and development program funding. Although a difficult and time-consuming objective, we well understood the importance of ensuring that the defence departments were actively and financially involved in driving our technology toward specific weapon systems. As a result of our success in obtaining a high level of funding across a range of applications of the technology, literally thousands of man hours and vast technical resources have been devoted over the past 12 months by various government agencies and our consortium partners, in achieving important performance breakthroughs which are detailed later in this review.

Our existing programs are generally of three years duration, and are resourced by government funds which flow directly to the Defence Science and Technology Organisation (DSTO) and contracted defence companies, to develop our technology to produce specific prototypes, each of which we expect to transition to products which have significant sales potential. These products are a cornerstone of our future success.

They include an Area Denial Weapon System (ADWS), an Advanced Individual Combat Weapon (AICW), a high pressure barrel which can be utilised in a number of roles, and product from our US and Australian government agreement which is expected to produce a means of defending high value vehicles from missile attack.

During the previous twelve months defence companies which were funded to develop our technology included for example, Alliant Techsystems and Scientific Applications International Corporation (SAIC) in the US, and Tenix Defence Systems in Australia.

I am pleased to advise that we are achieving excellent success in all the specified technical areas, particularly as a result of the on-going development and testing by DSTO.

2001 HIGHLIGHTS

DSTO Programs:
Over the past two years outstanding progress has been made by DSTO on the development of the company's technology to medium calibre applications, particularly in the 40 millimetre grenade and 60 millimetre mortar range.

40 millimetre Grenade Development:
DSTO achieved a major milestone in October 2001 with the successful development and test firing of a new lightweight 40mm multi-shot grenade cartridge. This event, while perhaps not fully appreciated by the investment community, represents one of the most significant breakthroughs achieved to date in the commercial development of our technology.

The new multi-shot cartridge effectively widens the range of applications the technology is suited to and markedly heightens the commercial feasibility of future products such as a Metal Storm-based area denial weapons system to replace conventional anti-personnel land mines. The new multi-shot cartridge is made of extremely lightweight carbon composite material which provides marked weight advantages, being approximately one-fifth the weight of a metal equivalent.

Capable of providing even a single barrel system with a rapid fire burst capability and a simple rapid-reload means, the new cartridge for Metal Storm-based 40mm systems is also expected to be quite cost effective.

This technological breakthrough also holds important ramifications for other potential Metal Storm products. For instance, based on the development of the 40mm system, the company is confident it will be able to extend the use of lightweight composite barrels into certain Metal Storm police and military small arms.

60 millimetre Mortar Development:

In March 2002 we announced the first successful test firing of 60mm mortar projectiles. The projectiles were developed and test fired by DSTO in Adelaide, and we believe that the results of the tests significantly widen the potential military and civil applications of our technology. We also expect that the tests can lead to the development of a hybrid weapon, capable of firing both 40mm and 60mm rounds from the same pod system, to provide appreciable tactical advantages on the battlefield.

The capability to fire 60mm mortar rounds provides firepower and payload capacity significantly greater to that of 40mm grenade rounds. The 60mm test firing proves the capability of a Metal Storm weapon system to destroy vehicles or infrastructure, and damage or disable armoured vehicles, and raises the potential burst effect or lethal area to approximately 4-5 times greater than that of 40mm rounds. Additionally, a 60mm derivation of a multi-shot cartridge similar to that successfully test fired in October 2001 for the Metal Storm 40mm systems, would provide a simple and cost-effective rapid-reload capability for these heavier projectiles.

Multiple barrels, combined with multiple 60mm rounds per barrel, placed together to form a gun pod operated with the firing precision of fully electronic operation, provides a future weapon system capable of extraordinary firepower.

Counter Terrorism Applications:
While our existing R&D programs and their products underpin the future success of the company, immediately after 11 September we responded vigorously and urgently to develop and promote counter-terrorism applications of the technology. This extraordinarily demanding task included numerous additional visits, presentations and discussions with appropriate defence agencies in the US.

Our effort to respond to these needs resulted in my immediate return to Washington early in the New Year to continue an unbroken and intense round of briefings of defence agencies with the intention of ensuring that Metal Storm would be a contributor to the counter terrorism effort, and a beneficiary of potential accelerated development funding.

As one example, the Under Secretary of Defense for Acquisition, Technology and Logistics and Combating Terrorism Technology Support Office issued a joint Broad Agency Announcement (BAA 02-Q-4655), to identify capabilities that can be developed in approximately 12-18 months.

A response deadline of 23 December 2001 was set for these submissions, and late in 2001 we developed and submitted several proposals covering applications of the company's technology.

As a result of this effort, in March 2002 we announced that a counter terrorism proposal for an access denial weapon passed an initial evaluation by the Technical Support Working Group (TSWG), a research clearing house for the United States Department of Defense.

As a result, Metal Storm has now submitted a white paper which includes detail such as weapon specifications, a concept of operations, potential users, and problems and threats addressed by the introduction of the proposed Special Forces weapon. The paper also covers the identification of deliverables, the work to be performed, the estimated costs and a planned methodology to transition the weapon into production.

If the white paper is accepted, the next step will be a full proposal solicitation for final evaluation, to include all the detail for transitioning the weapon to commercial production. We are encouraged by the interest in Metal Storm's revolutionary technology shown to date by those in the US defence community tasked with responding to terrorism threats.

The TSWG is structured under the Executive Program Direction of the Assistant Secretary of Defense for Special Operations/Low Intensity Conflict (SO/LIC), with Technical Chairs at Department of Defense, FBI and Department of Energy, with multi-agency groups, such as the FAA, US Secret Service and the Bureau of Alcohol, Tobacco & Firearms also participating. TSWG is the US national forum that identifies, prioritises, and coordinates interagency and international research and development (R&D) requirements for combating terrorism.

Completed Studies:

In my review last year I discussed three studies which were funded by DARPA and completed by SAIC:
- Weapons systems for Tactical Mobile Robots and for Unmanned Combat Aerial Vehicles (UCAVs)
- Close-in defence systems for protecting ships from swarming attack by small craft
- A vehicle-mounted mobile area denial system

Although these concepts are yet to attract funding, they are a fit with the present emphasis on counter terrorism applications, and we are now seeing increased interest in them by a number of government agencies.

Other Counter Terrorism Initiatives:
In an immediate response to the events of September 11, the company extended the scope of its research work to develop designs for specific applications of Metal Storm technology considered relevant for counter terrorism activities.

To date, the company has briefed several US agencies on a range of concept systems based on Metal Storm technology, all of which could be produced in a relatively short time frame if supported by fast-track funding.

While some of the proposals under review by the US government cannot currently be disclosed for security reasons, among the Metal Storm-based counter-terrorism options being evaluated are the following concepts:

- **Small Combat Aerial Vehicle (SCAV)** - a compact, lightweight aircraft whose body and wing spars are built around a structure of composite tubes which contain stacked Metal Storm .32 calibre projectiles. Under such a design a multi-barrelled gun system can be incorporated into an extremely small and manoeuvrable aircraft, while adding only minor weight. In a .32 calibre configuration such an aircraft could carry 780 rounds, with firing capability from the front, rear and wings of the vehicle. Utilising Metal Storm technology it would be able to fire 270 rounds onto a target in just .001 seconds, without stress on the airframe or any drop in air speed.

- **Surf Zone Special Forces Weapon – Submachine Gun (SMG)** - containing 72 x 9mm rounds, this weapon would be capable of surf zone operation and of firing multiple barrel rapid-tap bursts at 45,000 rounds per minute per barrel, providing effective close-quarter stopping power. This is an excellent example of how Metal Storm's non-mechanical technology can produce compact, high performance weapons incorporating variable lethality and tuneable kinetic stopping power.

- **Counter Terrorism Pod Systems** - a linked group of multi-barrelled pods to provide a remotely operated perimeter defence and asset protection weapons system. Major advantages offered by such pod systems include:
- low initial supply costs
- near zero maintenance costs
- extreme weather tolerance
- variable lethality and firing capability
- massive firing volume

It is envisaged the pods could be armed with a range of munitions to meet specific security threats, ranging from small arms calibres, through to 25mm projectiles and 40mm stacked grenades.

- **40mm Loitering Unmanned Aerial Combat Vehicle (UCAV)** - the application of the mortar boxes being developed as area denial weapon systems, to a large payload UCAV. Based on current known performance specifications, it is anticipated the UCAV could carry up to twelve x 40mm mortar boxes comprising a total of 1,200 tubes, and armed with 7,200 grenades. Such a system would possess enormous firing capabilities, being capable of laying a continuous 50 metre-wide carpet of grenades for 3.25 kilometres, and firing the 7,200 grenades with a 5 metre separation on impact.

Advanced Individual Combat Weapon (AICW) Program:
In May 2001 the Australian Department of Defence announced it was funding a Defence Capability and Technology Demonstrator (CTD) Program to investigate the application of Metal Storm technology to an Advanced Individual Combat Weapon (AICW) for Australia's defence forces.

Along with Metal Storm, the major participants in the three year program include DSTO, Tenix Defence Systems, ADI Limited and International Technologies (Lasers) Limited. The emphasis of the $4.3 million (total) program is on producing three fully operational modular prototypes which are ergonomically superior, and which can provide multiple effects capabilities with enhanced lethality. The core government funding of the program is being supported by Metal Storm and the other defence companies, who will each contribute $0.5 million to this important program.

We have been advised that if the CTD Program is successful, it would provide the ADF with the ability to make informed decisions about investments for Life of Type Extensions [LOTE] of current small arms. Through utilising Metal Storm's and a range of other technologies, the prototypes being developed will have a dual barrel capability to fire both 20/40mm bursting munitions and standard 5.56mm NATO ammunition. While the bottom barrel of the AICW will comprise a version of the current STEYRAUG Assault Rifle, it is the top barrel featuring Metal Storm technology, which will provide the proposed weapon with significantly advanced capabilities. These will include the ability to fire different types of projectiles, ranging from 20/40mm air bursting rounds, to less-than-lethal projectiles.

It is planned that the AICW will also incorporate advanced day/night sighting and laser targeting systems, and a video link to a helmet-mounted display. It is envisaged the new weapon will also have the ability to engage targets which may be hidden from direct line of sight.

Metal Storm believes that with its superior capabilities, the AICW has the potential to become a mainstay of the next generation of western infantry weapons. Metal Storm's Board estimates that the potential value of a future weapons hardware replacement program within Australia, if based on the AICW, could be as high as $700 million. The company also believes the AICW's superior features could provide a platform to provide next generation weapons replacement opportunities in the NATO/European market.

At the Land Warfare Conference last October, DSTO unveiled an early prototype of the AICW, and we are indebted to DSTO's Weapon Systems Division for allowing it to be transported to Melbourne for the occasion of our AGM today. At the end of this presentation you will be most welcome to come forward to see the AICW prototype, though I'm sure you will understand that it will stay in the control of an officer at all times.

High-Pressure-Barrel Development:
There has been a beneficial duplication of research effort in one specific high technical risk area of Metal Storm development, namely in the higher pressure area above approximately 50,000 pounds per square inch.

In Australia this area of development has been actioned by DSTO, while an entirely separate team received funding by DARPA (Defense Advanced Research Projects Agency) in the US to work in the same area.

In the US, Science Applications International Corporation (SAIC) was established as the Prime Contractor, and Alliant Techsystems was engaged as a program participant. The US effort has been known as the Advanced Sniper Rifle Program. Both the US team and the Australian team, utilising different approaches to the same difficult task, have achieved results. At the end of the day though, we expect that it is likely that resources may be focused on whichever of the two approaches is the most successful, and we hope that we may be able to announce progress in this area of development in the near future.

Self-Funded Commercialisation:
As stated last year we believe it is also important that we continue to fully or partially self-fund some applications of the technology, and to drive these to commercialisation. In that regard our present focus continues to be on the VLe handgun for police and military use, and in the development of a commercial mortar box application.
However, in the case of the VLe handgun, we have sought to resource that development by first seeking funding through the National Institute of Justice Smart Gun program. While that process has been much slower than we desired, we have continued to progress the opportunity and are confident we will secure Smart Gun support in the near future.

Created by Congress in 1968, the NIJ is the research and development arm of the US Department of Justice. Its primary charter is to develop knowledge that will reduce crime, enhance public safety and improve the administration of justice. One of its priority goals over the past six years has been the development of a new handgun for law enforcement officers that cannot be fired by unauthorised users. This commitment follows a study conducted by the NIJ in 1996 which revealed that one in six police officers killed in the line of duty were killed with their own firearm after being disarmed by a suspect.

Moving to the commercial mortar box, there are two applications we are progressing. One is a fireworks application, while the more immediate one is to modify the mortar box technology as a fire fighting system which rapidly distributes a large number of canisters containing fire retardant chemicals.

Our focus has been on the fire fighting capability, and we are holding discussions with potential commercial partners in the fire fighting area.

As part of our development activities, during the year we completed a comprehensive study of materials for use as a soft-cased canister round in both these areas, and those materials are available for you to examine at the conclusion of today's proceedings.

Licensing our Technology:
I would like to carry on from Bill's earlier reference to the focus for Metal Storm to secure its first licensing deals. We have always been aware that to strike our first commercial deal on terms in line with the board's expectations would require patience and perseverance. Major international defence companies seem to share one trait in particular. They quite clearly prefer to invest later in the development phase of new technology. While they sometimes choose to enter earlier, it is invariably at a price which is well short of both the vendor's expectations, and what would widely be considered a fair commercial value. Conversely, they are more than willing to pay top-market value when investing at a more mature stage of the technology's development.

Last year I emphasised the vital role our defence research programs are playing at this stage of our public company lifecycle, and I believe this work is more relevant than ever when viewed within the preceding context.

While significantly contributing to the development of end products and procurement, these programs also add to our ownership of intellectual property. As each program unfolds and new opportunities emerge, new boundaries for the application of our technology are set. The intrinsic value of our technology, and demand for it from defence government and industry, increases with every successful program we undertake.

While, as Bill said, one of our most urgent goals will be to secure our first all-important licensing deals, it remains equally as critical for us to sustain our focus on furthering our current programs and securing new ones.

SAIC Activity:
Under our teaming agreement, SAIC is presently active in seeking to place Metal Storm technology into major US programs including:
- *Future Combat Systems Program* – The Army Future Combat Systems program was developed to provide enhancements in land force lethality, protection, mobility, deployability, sustainability, and command and control capabilities. www.boeing.com/defense-space/ic/fcs/bia
- *Warlord AC-130 Gunship Program* – The AC-130 gunship's primary missions are close air support, air interdiction and force protection: www.af.mil/news/factsheets/AC_130H_U_Gunship.html
- *Predator UCAV Program*

Appreciation:
I wish to thank all members of the Metal Storm team for their efforts throughout the year. Also, many thanks to my colleagues on the Board of Metal Storm for their unqualified support, commitment and strategic counsel.

I wish to thank all those who have worked with us on our various development programs, and in particular I wish to recognise the efforts over the past year of the team members from DSTO.

I wish to especially thank the company's increasingly diverse band of shareholders who share our faith in Metal Storm's future.

Conclusion:
Our Chairman spoke earlier of our need to further bolster our senior management resources in the year ahead. I fully concur with him, and believe the appointment of our new Chief Corporate Officer, Chuck Vehlow, will prove an invaluable addition to our operational capabilities.

I have no doubt we are entering a demanding stage for the company as we focus on adding to our existing R&D programs, and particularly on taking our first products to market, and on securing our first licensing agreements.

I invite you to come forward at the conclusion of the meeting to inspect the AICW prototype, as well as blank 40mm grenade projectiles, blank 60mm mortar rounds, and the soft-cased mortar materials.

That concludes my address today and I sincerely thank you all for attending.

J. Mike O'Dwyer
Chief Executive Officer

Notice of Annual General Meeting

Metal Storm Limited
A.C.N. 064 270 006

Notice is given that the Annual General Meeting of shareholders of Metal Storm Limited will be held in the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria on Monday, 29 April 2002 at 11:00am.

Note:

The Board has determined in accordance with the Company's Constitution and the Corporations Law, that a shareholder's voting entitlement at the meeting will be the entitlement of that person shown in the register of members as at 7:00pm on Friday, 26 April 2002.

ORDINARY BUSINESS

Item 1 - Financial Report

To receive the Company's Financial Report, together with the Directors' Report and Declaration and the Audit Report, for the year ended 31 December 2001.

Item 2 - Election of Directors

To re-elect as a Director of the Company Mr Kevin John Dart who retires in accordance with Rule 16.1 of the Constitution and, being eligible, offers himself for re-election.

To re-elect as a Director of the Company Mr Peter Louis George Pursey who retires in accordance with Rule 16.1 of the Constitution and, being eligible, offers himself for re-election.

Information regarding the qualifications and experience of Messrs Dart and Pursey is contained in the Company's Annual Report.

SPECIAL BUSINESS

Change of Auditor:

To appoint Ernst & Young as the company's auditor to replace Deloitte Touche Tohmatsu who retire at this meeting. Ernst & Young having been nominated for appointment, has consented to act as auditor.

Dated this 25th day of March 2002.

By order of the Board

P R WETZIG
Company Secretary

EXPLANATORY MEMORANDUM

Special Business

Resolution resignation and appointment of auditor:

As part of its ongoing monitoring of costs, the Board has recently assessed the Company's current expenditure on audit fees. The fees to be charged by Ernst & Young are less than the fees charged by the Company's current auditor. Accordingly, the Board recommends that this resolution be passed.

Metal Storm Limited
A.C.N. 064 270 006

Proxy Form

C/- Computershare Investor Services Pty Ltd
GPO Box 523
Brisbane Qld 4001
or
The Secretary
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street Brisbane Qld 4000

Securityholder Reference Number (SRN)

I/We, being a member of Metal Storm Limited hereby appoint

PART A

....

of ....

as my/our proxy or proxies to vote and act on my/our behalf or failing him/her or them the Chairman of the Meeting, as my/our proxy or proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11am on 29 April 2002 at the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria and at any adjournment thereof.

or, (if 2 proxies are to be appointed)

PART B

....

of ....

in respect of ______% of my/our voting rights in the Company; and

....

of ....

in respect of ______% of my/our voting rights in the Company,

as my/our proxy or proxies to vote and act on my/our behalf or failing him/her or them the Chairman of the Meeting, as my/our proxy or proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11am on 29 April 2002 at the Rialto Room, Le Meridien at Rialto Hotel, 495 Collins Street, Melbourne, Victoria and at any adjournment thereof. Where there is a failure by one or both of the proxies, then the Chairman is to exercise my/our votes for me/us in respect of the number or proportion of my/our shares allocated to the failed proxies, as set out above.

Dated this .... day of .... 2002.

Signature ....

EXECUTION BY ATTORNEY

Executed by ....
(insert name of attorney)

....
(attorney to sign here) as attorney for

....
(insert name of individual or company). The authority or a certified copy of the authority under which the appointment is signed must be attached.

COMPANIES TO SIGN

Executed in accordance with the Company's constitution

....
Director

Affix seal
if required

....
Director/Secretary OR

....
Sole Director and Sole Company Secretary

Please note:

(a) for joint holdings each holder needs to sign; (b) if signed by an attorney please forward Power of Attorney to the Share Registry for noting, unless already noted; (c) companies need to sign in accordance with this Constitution or by attorney.

Further information overleaf

I/We direct my/our proxy to vote in the following manner or, if the manner is not designated at the proxy's discretion:

ORDINARY BUSINESS

	In favour	*Against*	*Abstain*
1. Election of Directors:			
(a) To re-elect as a director of the company Mr Kevin John Dart who retires in accordance with Rule 16.1 of the Constitution and, being eligible; offers himself for re-election	☐	☐	☐
(b) To re-elect as a director of the company Mr Peter Louis George Pursey who retires in accordance with Rule 16.1 of the Constitution and, being eligible; offers himself for re-election	☐	☐	☐

SPECIAL BUSINESS

	In favour	*Against*	*Abstain*
2. Appointment of Auditor			
To appoint Ernst & Young as the company's auditor to replace Deloitte Touche Tohmatsu who retires at this meeting. Ernst & Young having been nominated for appointment, has consented to act as auditor.	☐	☐	☐

Proxy Form

Metal Storm Limited
A.C.N. 064 270 006

1. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held.
2. A member entitled to attend and vote is entitled to appoint not more than two proxies.
3. Where a member appoints two proxies and the appointment is not in respect of a specified number of voting rights, each appointment will be taken to be in respect of half of the appointer's voting rights.
4. Where a member marks the abstention box for a particular item, the member is directing the proxy not to vote on a show of hands or on a poll, and the member's shares will not be counted in computing the required majority in a poll.
5. Companies and trusts wishing to vote must ensure that there is a valid proxy created in accordance with its constitution and the Corporations Law and, in the case of a company, a representative appointed in writing under the common seal or under the hand of an officer or duly authorised attorney or duly authorised representative.
6. A proxy need not be a member of the Company.
7. An instrument appointing a proxy must be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing or, if the appointor is a body corporate, either under its common seal or under the hand of an officer or duly authorised attorney or duly authorised representative.
8. An instrument appointing a proxy may not be treated as valid unless the instrument, power of attorney or other authority (if any) under which the instrument is signed or proof of the power or authority or certified copy of such to the satisfaction of the Directors:
   - is deposited at the Company's Share Registry, C/- Computershare Investor Services, GPO Box 523, Queensland 4001 or Level 27, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000; or
   - is deposited at the Company's registered office, Level 34, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000; or
   - is sent to the Company by facsimile transmission on (07) 3221 9788; or
   - is sent to the Company by electronic mail to ms@metalstorm.com.

   not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in the instrument proposes to vote.

METAL STORM LIMITED

ACN 064 270 006

AUSTRALIA	UNITED STATES OF AMERICA
Level 34	Suite 810
Central Plaza One	4350 N Fairfax Drive
345 Queen Street	Arlington VA USA
Brisbane Qld Australia	Tel: +1 703 248 8218
Tel: +61 7 3221 9733	Fax: +1 703 248 8262
Fax: +61 7 3221 9788	

Email: ms@metalstorm.com

www.metalstorm.com

METAL STORM'S ACHIEVEMENTS AND FUTURE DIRECTION



NASDAQ

Courtesy: Defence Australia

Courtesy: DSTO

Metal Storm's

WHERE METAL STORM (MS) WAS IN 2000 – 2001 | WHERE METAL STORM (MS) IS NOW AND THE FUTURE

RESEARCH AND DEVELOPMENT

Defence Science & Technology Organisation (DSTO) – the primary research and development arm of the Australian Department of Defence. DSTO's experts advise on science and technology applications to meet Australia's defence and security needs, investigate the use of future technologies for defence applications and develop new defence capabilities.

- Development and firings of 40mm projectile tested, firing bursts at 20,000 round per minute
- July 2000, successful test firing of an advanced 40mm inert test grenade
- Area Denial Weapon System (ADWS) program $3.45M minefield replacement system, with consortium from defence industry
- Research Agreement with DSTO signed which superceded the former Industry Alliance and Evaluation and Research Agreements

SAIC / DARPA –

Science Applications International Corporation (SAIC) – the largest employee-owned high technology company in the US with annual revenues of over US$4.7 billion, MS teaming partner for US R&D programs.

Defense Advanced Research Projects Agency (DARPA) – the US Department of Defense's primary developer of defence-related technology, which has played an instrumental role in projects including the Internet, M16 Assault Rifle, Tomahawk Cruise Missile and the JSTARS radar.

- Teaming agreement leads to successful R&D program bids including the Advanced Sniper Rifle (ASR) program. The ASR program leads to the outcomes of advanced high pressure technology development being available to utilise in other MS applications
- Head of DARPA addresses DSTO Land Warfare Conference
- Funding of DARPA excursion programs for three feasibility studies to investigate additional military applications of MS technology
- Successful completion of the Uniquest study into soft case projectiles for use in a range of civil applications

- Advanced Individual Combat Weapon (AICW) program announced, valued at $3.2M, with consortium from defence industry (DSTO, ADI, Tenix). AICW, if successful, would provide the Australian Defence Force with the ability to make informed decisions about investments for Life of Type extensions (LOTE) of current small arms. Metal Storm estimates that approximately $700 million may be required for future weapons hardware replacement.
- Unveiling of first AICW preliminary prototype by DSTO at Land Warfare Conference, Sydney in November 2001
- Successful development and test firing of a new lightweight 40mm multi-shot cartridge. This breakthrough development has application across most MS technology calibres
- Successful development and firing of 60mm projectile, widening potential civil and military applications of technology. The 60mm projectiles provide fire power and payloads up to 4 – 5 times greater than 40mm projectiles
- Further R&D development under the Research Agreement. The successful firing of 60mm projectiles is an example of the ongoing research being undertaken as part of this agreement
- Progression of the ADWS program involving the ongoing development of the multi-barrel mortar box system, compliant with the Ottawa Convention. This program includes sensor, fire control, communication, weapon hardware, munitions and integration elements
- SAIC has consolidated its highly strategic involvement in several leading US defence development programs under the guidance of a new and more focused management team
- SAIC selected alongside Boeing as the Lead System Integrator for the concept and technology development phase for the Future Combat Systems (FCS) program. For further detail visit: http://www.boeing.com/defense-space/ic/fcs/bia
- MS/SAIC pursuing a range of defence-related R&D programs. Success in the programs will add to existing fully funded independent R&D programs. Such funding saves MS from having to use its own resources to fully commercialise certain applications of the technology
- Counter Terrorism:
  MS responds to the events of September 11 by urgently developing a number of concepts for counter terrorism applications
  – Access Denial Weapon: MS/SAIC bid on Technical Support Working Group (TSWG) counter terrorism program opportunities. MS successful in bid and asked to submit White Paper for an access denial weapon system. White Paper submitted 4 April 2002. Proposal provides for MS to lead the project and undertake significant development in Australia
  – Other concepts being evaluated by the US Government include a Small Combat Aerial Vehicle (SCAV), a Surf Zone Special Forces Weapon, a Counter Terrorism Pod System and a 40mm Loitering Unmanned Aerial Combat Vehicle (UCAV)
- A determination on project funding for the three feasibility studies is anticipated along with responses to a series of other concepts which have been proposed
- The level of all R&D commitment exceeds $100M and the outcomes of this R&D investment will allow MS to generate income. All R&D programs include consortium members drawn from defence industry
- Governments tend to invest in successful technologies with the potential to provide significant 'end' opportunities
- Firings and demonstrations of newly developed MS technology to international defence, law enforcement and government audiences

INTELLECTUAL PROPERTY AND PATENTS

- Significant number of patents filed
- MS has placed the highest priority on safeguarding the base intellectual property value of the company's technology and is seeking patent protection in both Australia and overseas markets
- Protection of MS proprietary rights to its 100% electronic ballistics technology monitored through a full time IP administrator

- Patent protection continues to expand as a high priority by ensuring maximum patent coverage to existing research effort while expanding to cover the company's emerging technology development
- New patents filed covering applications in land, air and sea capabilities
- Protection of IP resulting from MS R&D programs. Commercialisation rights to all MS technology developments protected in agreements

MS OBJECTIVES & FOCUS

- R&D funding secured for technology – over $100M
- Support commercialisation of R&D
- Development of defence applications not funded by defence R&D programs
- Evaluate and develop non-military applications of MS technology

- Maximise the value of R&D
- Priority commercial focus on ADWS, AICW, firefighting, access denial weapon, the VLe handgun and 60mm applications, plus ammunition and projectiles associated with these applications
- Continue to involve recognised defence industry companies as consortium members in developing and commercialising MS technology
- Heighten awareness of commercial and investment opportunities with defence industry organisations, high profile investors and institutions in Australia, US, Asia and Europe
- To make major development gains for the next phase of MS technology applications
- Increase the focus on civil applications of MS technology and further develop associated markets

ASX LISTING

- $12M raised in Initial Public Offering July 1999
- MS stock included in S&P's ASX 300 index
- Level 1 American Depositary Receipt program initiated with the Bank of New York August 2000
- James Kimsey, founder of AOL, and Stanley Weiss, founder and chairman of Business Executives for National Security (BENS) invest $3M into MS stock

NASDAQ LISTING

- MS Securities debut on Nasdaq Small Cap Market under ticker symbol MTSX December 2001
- Lippert/Heilshorn & Associates, New York, appointed to coordinate investor relations in the US
- Orient Capital Pty Ltd, Sydney, appointed to coordinate investor relations in Australia
- MS is actively working on building awareness and understanding among key decision makers in the US investment community

MS GROWTH

- MS office established in Brisbane 1999
- MS opens US headquarters in Virginia, the heartland of US Department of Defense in Washington, DC July 2001
- MS named as the Queensland 2001 Deloitte Rising Star – MS awarded as one of Australia's fastest growing technology companies and for its significant contribution to the technology sector
- MS presented at key conferences, including:
  DSTO Land Warfare Conference, Sydney Australia
  NDIA Small Arms Conference, Little Rock US
  Royal Military College of Science, Shrivenham UK

MS Expansion Strategy:

- *Appointment of MS's US director and ex-Vice Chairman of the Joint Chiefs of Staff, Admiral William Owens (US Navy retired) October 2001 as the company's Chairman to guide the company through this vital phase of the company's growth*
- Appointment of Chief Corporate Officer (CCO) Mr Chuck Vehlow April 2002 to take responsibility for operational aspects of MS business in the US. CCO role has emphasis on further negotiating and developing relationships for the company's technology with the defence industry, US Department of Defense and commercial civilian markets
- Ongoing expansion of MS offices in Australia and US as take up of MS technology continues to expand. This provides more direct control and leverage over current and future development programs as well as increased interface with industry, and end user communities

MS presentations include:

- NDIA Special Operations/Low Intensity Conflict Symposium – Washington DC, US
- Road shows in Australia and the US - ongoing briefings to key defence, brokers and institutional investors in Australia, New York, Washington DC and the US West Coast
- CNBC Power Lunch television interview
- Tech TV program

Board change:

- *US-based director, General Wayne Downing, appointed by President Bush as National Director for Combating Terrorism, the lead role in the US government's counter terrorism operation. This appointment required him to step down as a MS director in October 2001*

- Build an ADWS and an Ottawa Convention compliant anti-personnel minefield replacement system prototype for demonstration and in preparation for commercialisation
- Expand derivatives of ADWS into other commercial markets such as border defence, vehicle self defence and asset protection. Since September 11, asset protection as part of homeland defence, has been a major US focus
- Build an AICW prototype, in conjunction with the DSTO consortium, for demonstration and in preparation for commercialisation
- Produce an access denial weapon system prototype demonstrator to meet the requirements of TSWG. MS expect this would lead to a contract to field a fully operational weapon system for commercial production
- MS is seeking support through the National Institute of Justice (NIJ) in the US to accelerate the development of the VLe electronic handgun in its primary application as an advanced "smart gun" for use by defence and law enforcement agencies
- Pursue defence and civilian industry partners, and licensing arrangements, for MS products, with priority on ADWS, AICW, access denial weapon, firefighting and VLe
- Evaluation and development of high energy, high pressure applications in Australia and US for a variety of uses such as a long range sniper rifle for military and law enforcement personnel
- MS continue discussion with potential commercial parties for firefighting and fireworks applications as well as briefing appropriate government personnel. Prototype soft cased projectiles have been produced for application in firefighting and fireworks
- Continue to advance business discussion regarding MS technology being used to deliver Halon alternatives and firefighting aerosol canisters onto fires, particularly to very difficult fires in high rise buildings. This development should allow more time for people to exit buildings, more time for fire crews to access the fire scene and in some circumstances to perhaps extinguish the fire
- Integration of MS systems into vehicles, ships and aircraft
- Conduct R&D into larger calibre applications
- Continue to meet with end users for MS products